As filed with the Securities and Exchange Commission on February 12, 2004.
Commission File Number ____________________.

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM SB-2

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

MONGOLIAN EXPLORATIONS LTD.
(Name of small business issuer in its charter)

NEVADA	1090	EIN No. Pending
(State or jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Ivan Bebek, President
Suite 1605 – 750 West Pender Street
Vancouver, British Columbia, Canada, V6C 2T8
(604) 351-1694
(Name, Address and Telephone Number of principal, executive offices)

Lori Ann Y. Fujioka, Esq.
Trimble Tate Nulan Evans & Holden, P.C.
The Lincoln Center, Suite 2750
1660 Lincoln Street
Denver, Colorado 80264
(303) 839-1572
(Name, address and telephone number of agent for service of process)

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |__|

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |__|

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |__|

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. |__|

CALCULATION OF REGISTRATION FEE

TITLE OF EACH CLASS OF SECURITIES TO BE REGISTERED	AMOUNT OF SHARES TO BE REGISTERED	PROPOSED MAXIMUM OFFERING PRICE PER SHARE (1)	AGGREGATE OFFERING PRICE (2)	PROPOSED MAXIMUM AMOUNT OF REGISTRATION FEE (2)
Common Stock	6,000,000	$0.05	$300,000	$126.70
Common Stock by Selling Shareholders	3,350,000	$0.05	$167,500	$0

(1) The offering price has been arbitrarily determined by Mongolian Explorations Ltd. (the "Company") and bears no relationship to assets, earnings, or any other valuation criteria. No assurance can be given that the shares offered hereby will have a market value or that they may be sold at this, or at any price.

(2) Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457 under the Securities Act.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

Subject to completion, dated February 6, 2004.

PROSPECTUS

MONGOLIAN EXPLORATIONS LTD.
SHARES OF COMMON STOCK
NO MINIMUM TO 6,000,000 MAXIMUM

INVESTING IN THE COMPANY'S COMMON STOCK INVOLVES A HIGH DEGREE OF RISKS.
SEE "RISK FACTORS" BEGINNING AT PAGE 9. PLEASE READ THIS PROSPECTUS CAREFULLY

Prior to this offering, there has been no public trading market for the common stock. Mongolian Explorations Ltd. (the "Company") common stock is presently not traded on any market or securities exchange.

The Company is registering up to 6,000,000 shares of common stock at an offering price of $0.05 per share, on a best efforts basis, no minimum, 6,000,000 shares maximum, and 3,350,000 shares of common stock for the existing selling stockholders (See section of Selling Security Holders). There will no be escrow account. The Company will immediately use all money received from the offering and there will be no refunds. The offering will be for a maximum period of 90 days from the effective date of this Registration Statement and may be extended for an additional 90 days if the Company so chooses to do so.

The following table sets forth the information for the shares which we are offering:

	Offering Price	**Commission**	**Proceeds To Company[3]**
Per Share	$0.05	Nil	$0.05
Total	$300,000	Nil	$300,000

1. There is no minimum number of shares that must be sold in this offering. Because there is no minimum number of shares that must be sold in this offering, there is no assurance that the Company will achieve the proceeds level described in the above table.
2. The shares are being offered by the Company through its sole officer and director and without the use of an underwriter.
3. Does not include, filing, printing, legal, accounting, mineral licenses, exploration costs, and other expenses of approximately $150,000 which the Company must pay in connection with this offering.
4. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The following table sets forth the information for the shares which are being offered by the selling shareholders of the Company. We do not receive a commission or any proceeds from the sale of any shares held by the selling shareholders:

	Offering Price	**Commission**	**Proceeds To Company**
Per Share	$0.05	Nil	$0.0
Total	$167,500	Nil	$0.0

1.   Although there are 3,350,000 shares of common stock being sold by the selling shareholders, 2,000,000 of the shares are held by an officer/director of the Company and are subject to Rule 144 restrictions.
2.   Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

We anticipate that the selling shareholders will sell at a fixed price which is the offering price of $0.05 per share until the securities are quoted on the OTC Bulletin Board. However, the selling shareholders may also sell their shares at a price that is more or less than the offering price of $0.05 per share.

The common stock being offered involves a high degree of risk. See "Risk Factors" beginning on page 9 for a discussion of certain factors that should be considered by prospective investors. The common stock being offered is not listed on any national securities market.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

INVESTMENT IN THE SHARES OFFERED BY THE COMPANY INVOLVES A HIGH DEGREE OF RISK. IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. PROSPECTIVE INVESTORS SHOULD RETAIN THEIR OWN PROFESSIONAL ADVISORS TO REVIEW AND EVALUATE THE FINANCIAL, ECONOMIC, TAX AND OTHER CONSEQUENCES OF THIS INVESTMENT. INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR INVESTMENT IN ITS ENTIRETY.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION HAS NOT PASSED UPON THE ACCURACY OR COMPLETENESS OF THIS DISCLOSURE STATEMENT; THE MERITS OF THIS OFFERING OR GIVEN ITS APPROVAL TO ANY SECURITIES OFFERED OR TO THE TERMS OF THE OFFERING; AND HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

THE DISTRIBUTION OF THIS CONFIDENTIAL DISCLOSURE STATEMENT AND THE OFFERING OF THE SHARES DESCRIBED HEREIN MAY BE RESTRICTED BY LAW IN CERTAIN JURISDICTIONS. THIS DISCLOSURE STATEMENT DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY IN ANY JURISDICTION OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION.

Table Of Contents

Until February 6, 2004, all dealers that effect transactions in these securities whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

As used in this prospectus, the terms "we," "us," "our," "the Company," and "Mongolian Explorations" mean Mongolian Explorations, Ltd., a Nevada corporation. The term "selling shareholder" means those individuals whose names are listed as current shareholders wanting to sell their shares of common stock, and who are offering to sell their shares of Mongolian Explorations common stock which are being registered through this prospectus. The term "common stock" means our common stock, par value $0.001 per share and the term "shares" means the shares of common stock being registered by us through this prospectus.

This prospectus, which is contained as part of this registration statement, must be read in its entirety. This is especially important in light of material subsequent events disclosed. Information may not be considered or quoted out of context or without referencing other information contained in this report necessary to make the information considered, not misleading.

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH DIFFERENT INFORMATION. WE ARE NOT MAKING AN OFFER OF THESE SECURITIES IN ANY STATE WHERE THE OFFER IS NOT PERMITTED. YOU SHOULD NOT ASSUME THAT THE INFORMATION PROVIDED BY THIS PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF THIS PROSPECTUS.

SUMMARY OF PROSPECTUS

The Company

Mongolian Explorations Ltd. (the "Company") was incorporated on August 25, 2003, under the laws of the State of Nevada.   Our principal office is located at Suite 1605 – 750 West Pender Street, Vancouver, British Columbia, Canada, V6C 2T8. Our fiscal year is December 31.

We currently have no commercial operations or employees, own no business assets, mineral properties or real estate, and as a result we must be considered to be in our developmental and pre-exploration stage. We were formed to pursue mineral exploration and develop business opportunities. In the event that such endeavors prove to be unsuccessful, we will pursue other business opportunities to the extent we are able.

Business Summary

We are currently conducting mineral exploration activities in the country of Mongolia in order to assess whether certain claims possess exploitable commercial and precious mineral reserves.

We are in the business of mineral exploration. We have only recently commenced mineral exploration activities. We obtained options to acquire a 100% interest in two mineral licenses located in Mongolia from Ton Fei Fred Tham and Associates (hereinafter "Tham"); the Undershil Aimag ("Altan") property on September 1, 2003, and the Ovorkhangai Aimag property on November 25, 2003. We are presently undertaking preliminary exploration work to search for economic mineralization on these claims.

We have commenced an initial stage of exploration on the Altan mineral property license (See Exhibit 99.1), and a fact finding mission on the Ovorkhangai mineral property license (See Exhibit 99.2). We intend to complete this initial stage of exploration on the Altan and Ovorkhangai licenses. We will assess whether to undertake further stages of exploration programs based on the recommendations of geological reports and based on our ability to finance further exploration. Our proposed exploration program is designed to explore for commercially exploitable deposits of precious, base and commercial minerals. We have not, nor has any predecessor, identified any commercially exploitable reserves of precious and/or commercial minerals on these mineral claims. We are a pre-exploration stage company and there is no assurance that a commercially viable mineral deposit exists on our mineral claims.

Concurrent Offering by Selling Shareholders

A group of selling shareholders are endeavoring to sell their shares of common stock at the same time we are conducting this offering. The percentage of total outstanding common stock being offered by the selling shareholders is 100%. The price at which the selling shareholders offer their shares may undercut the price at which we are offering our shares. There is no arrangement to address the possible effect of the concurrent primary and secondary offerings on the price of the stock.

<u>The Offering</u> - Following is a brief summary of this offering:

Securities Being Offered	Up to 6,000,000 shares of common stock (authorized 25,000,000) with par value of $0.001 per share.
Offering Price per Share	$0.05
Common Stock Being Offered by Selling Shareholders	3,350,000
Common Stock Outstanding Prior to Offering	3,350,000
Common Stock Outstanding After the Offering	9,350,000 (if maximum sold)
Minimum Number of Shares To Be Sold in This Offering	None
Use of Proceeds	If all of the Shares offered hereby are sold, the net proceeds to the Company will be approximately $150,000 after taking into account offering expenses payable by the Company, including filing, printing, legal, accounting, mineral licenses, exploration costs, and other expenses, estimated at $150,000. See "USE OF PROCEEDS".
Offering Period	The shares are being offered for a period not to exceed 90 days from the date this Prospectus is effective with the Securities and Exchange Commission, unless extended by the Company for an additional 90 days.

<u>Financial Highlights</u>
As at December 31, 2003, the Company's latest balance sheet included with this prospectus is summarized below:

Cash	$ 75,989
Total Assets	75,989
Total Liabilities	168,766
Working Capital (Deficiency)	(92,777)
Share Capital	35,200
Retained Earnings (Deficit)*	(127,977)

* Attributed from inception due to no revenue to offset expenses related to the creation and operation of the business; including professional fees, and the process of acquiring and exploration of the Company's optioned mineral claims. The Company has sufficient funds to complete the initial phase of exploration on its mineral claims. Should we decide to proceed with further exploration based on the results of this initial phase of exploration, we will require additional financing in order to pay for the expense of additional exploration of mineral claims.

RISK FACTORS

Please consider that a group of selling shareholders are endeavoring to sell their shares of common stock at the same time we are conducting this offering. The percentage of the total outstanding common stock being offered by the selling shareholders is 100%. Further, the price at which the selling shareholders offer their shares may undercut the price at which we are offering our shares. There is no arrangement to address the possible effect of the concurrent primary and secondary offerings on the price of the stock. An investment in our Company's common stock involves a high degree of risk. You should carefully consider the risks described below and the other information in this prospectus and any other filings the Company may make with the United States Securities and Exchange Commission in the future before investing in the Company's common stock. If any of the following risks occur, the Company's business, operating results and financial condition could be seriously harmed. The trading price of the Company's common stock could decline due to any of these risks, and you may lose all or part of your investment.

Auditor's Going Concern

Our auditor's report on our 2003 financial statements expresses an opinion that substantial doubt exists as to whether we can continue as an ongoing business. Because our officers and directors may be unable or unwilling to loan or advance any additional capital to us, we believe that if we do not raise at least $300,000 from our offering, we may be required to suspend or cease exploration activity within 12 months. See "Financial Statements, Notes to Financial Statements, Note 1 – Nature and Continuance of Operations"

THERE IS SUBSTANTIAL DOUBT ABOUT THE COMPANY'S ABILITY TO CONTINUE AS A GOING CONCERN -

We incurred an accumulative net loss of ($127,977) for the period from inception to December 31, 2003, and we have no revenue. Our future is dependent upon our ability to obtain financing and upon future profitable operations from the development of our mineral properties. We plan to seek additional funds through private placements of our common stock and/or through debt financing. Our financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts of and classification of liabilities that might be necessary in the event we cannot continue in existence.

Risks Related To Our Financial Condition

IF WE DO NOT OBTAIN ADDITIONAL FINANCING, OUR BUSINESS WILL FAIL, WHICH WILL RESULT IN THE LOSS OF YOUR INVESTMENT -

Our current operating funds are adequate to complete the initial phase of exploration for our mineral licenses. As of December 31, 2003, the Company had cash in the amount of $75,989. Although we lack a source of income, we have undertaken the initial phase of exploration on the Mongolian claims, but are also looking for other mineral licenses. Our business plan calls for significant expenses in connection with looking for additional mineral property license acquisitions; the exploration of its mineral licenses; and the development of these mineral licenses if exploration indicates that its mineral license possesses commercially exploitable mineral reserves. While we have sufficient funds to carry out the initial phases of the recommended exploration programs on the Altan and the Ovorkhangai property mineral licenses, the Company will require additional financing in order to complete a more extensive exploration program in additional phases if warranted by geological recommendations. We will also require additional financing if the costs of the exploration of its optioned mineral licenses are greater than anticipated. If our exploration programs are successful in discovering ore of commercial tonnage and grade, we will require additional funds in order to place the Altan and the Ovorkhangai property mineral licenses into commercial production. Further, we will require additional financing to sustain business operations if we are not successful in earning revenues once exploration is complete. Currently we do not have any arrangements for financing and can provide no assurance to investors that we will be able to obtain financing when required. Obtaining additional financing would be subject to a number of factors, the known material factors being market prices for precious and commercial minerals, investor acceptance of our mineral licenses, and investor sentiment. These factors may make the timing, amount, terms, or conditions of additional financing unavailable to us. See "Description of Business."

BECAUSE WE LACK AN OPERATING HISTORY, WE FACE A HIGH RISK OF BUSINESS FAILURE, WHICH WILL RESULT IN THE LOSS OF YOUR INVESTMENT -

We have just begun the initial stages of exploration of our mineral licenses, and thus have no way to evaluate the likelihood that we will be able to operate the business successfully. We were incorporated on August 25, 2003 and to date have been involved primarily in organizational activities, the acquisition of the option to acquire the Altan as well as the Ovorkhangai property mineral licenses, obtaining a geological report on our mineral licenses and initiating the first phase of exploration. Based upon current plans, we expect to incur operating losses in future periods. This will happen because there are expenses associated with the research and exploration of our mineral properties. We may not guarantee we will be successful in generating revenue in the future. As of the date of this Prospectus, we have not earned any revenue. Failure to generate revenue will cause us to go out of business, which will result in the loss of your investment.

IF WE DON'T RAISE ENOUGH MONEY FOR EXPLORATION, WE WILL HAVE TO DELAY EXPLORATION OR GO OUT OF BUSINESS, WHICH WILL RESULT IN THE LOSS OF YOUR INVESTMENT -

We are in the pre-exploration stage and need the proceeds from our offering to continue our exploration activity. Since there is no minimum and no refunds on sold shares, you may be investing in a company that will not have the funds necessary to continue its exploration activity. If that occurs, we will be required to delay exploration or cease our exploration activity which will result in the loss of your investment.

IF WE DO NOT CONDUCT MINERAL EXPLORATION ON OUR MINERAL CLAIMS AND/OR PAY ANNUAL FEES, OUR   MINERAL CLAIMS WILL LAPSE AND BE LOST -

We must complete mineral exploration work on our Altan as well as Ovorkhangai property licenses; file and submit any geological data obtained from the licenses with the Mongolian mining regulatory authorities regarding the work completed; and pay annual license fees on claims. If we do not conduct any mineral exploration on our claims or make the required payments, then our licenses will lapse and we will lose all interest in these Mongolian mineral licenses. The expiration dates of the mineral claims are currently August 27, 2005 for Altan and November 7, 2006 for Ovorkhangai. The Licensee holder has the right to obtain two extensions of the term of an exploration license for two (2) years each, upon fulfilling the terms and conditions of the Mineral Laws of Mongolia. If we continue to honor the Option Agreements

(See Exhibit 10.1 and 10.2) the License holder will endeavor to apply for the appropriate extensions for the respective licenses.

BECAUSE THE COMPANY ANTICIPATES OPERATING EXPENSES WILL INCREASE PRIOR TO EARNING REVENUE, WE MAY NEVER ACHIEVE PROFITABILITY -

Prior to completion of our exploration stage, we anticipate that we will incur increased operating expenses without realizing any revenue. We therefore expect to incur significant losses into the foreseeable future. We recognize that if we are unable to generate significant revenue from the exploration of mineral claims and the production of minerals thereon, if any, we will not be able to earn profits or continue operations. There is no history upon which to base any assumption as to the likelihood that the Company will prove successful. We cannot provide investors with any assurance that we will generate any operating revenue or ever achieve profitable operations. If we are unable or unsuccessful at addressing these risks, there is a high probability that our business will fail. We will go out of business, which will result in the loss of your entire investment.

BECAUSE OF THE SPECULATIVE NATURE OF EXPLORATION, THERE IS SUBSTANTIAL RISK THAT NO COMMERCIALLY EXPLOITABLE MINERALS WILL BE FOUND WHICH WILL CAUSE US TO GO OUT OF BUSINESS, AND RESULT IN THE LOSS OF YOUR INVESTMENT-

The search for valuable minerals as a business is extremely risky. We cannot provide investors with any assurance that our mineral claims contain commercially exploitable reserves of minerals. Exploration for minerals is a speculative venture involving substantial risk. The expenditures to be made by us in the exploration of the mineral claims may not result in the discovery of commercial quantities of ore. Problems such as unusual or unexpected formations and other conditions are involved in mineral exploration and often result in unsuccessful exploration efforts. In addition, there is always the risk that a planned exploration program may cost more to complete than budgeted. These factors may cause us to be unable to complete our business plan. We will go out of business if we are unable to earn revenue, which will result in the loss of your investment.

BECAUSE OF THE INHERENT DANGERS INVOLVED IN MINERAL EXPLORATION, THERE IS A RISK THAT WE MAY INCUR LIABILITY OR DAMAGES AS WE CONDUCT OUR BUSINESS -

The search for valuable minerals involves numerous hazards. As a result, we may become subject to liability for such hazards, including pollution, cave-ins and other hazards against which we cannot insure or against which we may elect not to insure. The payment of such possible liabilities may have a material adverse effect on our financial position. We do not have any insurance that would cover these potential liabilities, as no such insurance exists.

BECAUSE OUR MINERAL EXPLORATION IS BASED IN A FOREIGN COUNTRY, THERE ARE INHERENT RISKS ASSOCIATED WITH OPERATING IN A FOREIGN COUNTRY -

The Altan and Ovorkhangai properties mineral licenses are both located in Outer Mongolia. As such, there may be political instability. The potential for injuries associated with mining exploration could subject us to litigation and potential liability for settlement, cancellation and/or judgment awards. There are no assurances that the amount of liability insurance and other coverage we will secure will adequately cover all potential liability and/or other claims and that any such liability and/or other claims will not exceed the coverage limits of such a policy and that such insurance will continue to be available on commercially reasonable terms or at all.

Consequently, a liability claim or other such claim with respect to uninsured liabilities or in excess of insured liabilities would have a material adverse effect on our business, financial condition and results of operation.

BECAUSE ACCESS TO THE COMPANY'S OPTIONED MINERAL CLAIMS MAY BE RESTRICTED BY INCLEMENT WEATHER, WE MAY BE DELAYED IN OUR EXPLORATION EFFORTS -

Access to the Altan and Ovorkhangai properties' mineral licenses will be restricted during certain times of the year due to inclement weather in the area. The Altan and Ovorkhangai properties' mineral licenses are located in Outer Mongolia. The Ovorkhangai property is characterized by a desert type landscape. The Altan property lies within the Mongolian Highland, which represents the transitional zone between the Hangai–Hently Mountains and the Gobi Lowlands. The territory consists of gently rolling plains with scattered remnant hills and wide valleys between topographic highs. Elevations range from 1000-1400 meters above sea level. The climate is semi-arid.

Risks Related To Our Market and Strategy

IF WE ARE UNABLE TO HIRE AND RETAIN KEY PERSONNEL, WE MAY NOT BE ABLE TO IMPLEMENT OUR BUSINESS PLAN AND THE BUSINESS WILL FAIL -

Our success is largely dependent upon our ability to hire highly qualified personnel. This is particularly true in a highly technical business such as mineral exploration. These individuals may be in high demand and we may not be able to attract the necessary personnel. In addition, we may not be able to afford the high salaries and fees demanded by qualified personnel, or may lose such employees after they are hired. Currently, we have not hired any key personnel. Our inability to hire key personnel when needed may have a significant negative impact on our business.

BECAUSE THE SOLE EXECUTIVE OFFICER DOES NOT HAVE TECHNICAL TRAINING OR EXPERIENCE FOR, STARTING, AND OPERATING A MINE, WE WILL BE REQUIRED TO HIRE QUALIFIED PERSONNEL. IF WE CANNOT LOCATE QUALIFIED PERSONNEL, WE MAY BE REQUIRED TO SUSPEND OR CEASE EXPLORATION ACTIVITY WHICH WILL RESULT IN THE LOSS OF YOUR INVESTMENT -

Although one of the two directors is a geologist with mining experience, our sole executive officer, does not have formal training as a geologist or in the technical aspects of management of a mineral exploration company. In addition, he lacks technical training and experience with exploring for, starting and operating a mine. As a result, we may not be fully aware of many of the specific requirements necessary to complete planned exploration programs and may make decisions and choices that do not take into account standard engineering or managerial approaches that are commonly used by mineral exploration companies. Consequently, our exploration, operations, earnings, and ultimate financial success could suffer irreparable harm due to certain of management's lack of experience in this industry. As a result, we may be required to suspend or cease exploration activity, which will result in the loss of your investment. (See "Directors, Executive Officers, Promoters and Control Persons")

BECAUSE OUR DIRECTORS AND SOLE OFFICER HAVE OTHER OUTSIDE BUSINESS ACTIVITIES AND MAY NOT BE IN A POSITION TO DEVOTE A MAJORITY OF THEIR TIME TO OUR EXPLORATION ACTIVITY; OUR EXPLORATION ACTIVITY MAY BE SPORADIC WHICH MAY RESULT IN PERIODIC INTERRUPTIONS OR SUSPENSIONS OF EXPLORATION OR BUSINESS FAILURE -

Our directors and sole executive officer provide their services on a part-time basis. Both directors and sole officer of the Company, provide their services on a part-time basis averaging approximately 5 hours per week for one director and approximately 20 hours per week for the other director/sole officer. Because our directors and sole officer have other outside business activities and may not be in a position to devote a majority of their time to our exploration activity, our exploration activity may be sporadic and occur at times which are convenient to our directors and officers. The directors may pursue other business activities, provided that these other activities do not interfere with their obligations to us. If the demands of the Company's business require the full business time of the executive officer, he is prepared to adjust his timetable to devote more time to the Company's business. However, there can be no assurance that the sole executive officer will be able to devote sufficient time to the management of the Company's business, as and when needed. There may be other interrelationships between the officers and directors of the Company that create conflicts of interest that might be detrimental to the Company.

BECAUSE TITLE TO THE PROPERTY IS HELD IN THE NAME OF ANOTHER ENTITY PENDING OUR ACQUISITION THEREOF, IF IT TRANSFERS OUR PROPERTY TO SOMEONE OTHER THAN US, WE WILL CEASE EXPLORATION ACTIVITIES -

While we have obtained geological reports with respect to the optioned mineral properties, this should not be construed as a guarantee of title. Title to our property has not been transferred to us. Title to our property is recorded in the name of Ton Fei Fred Tham & Associates. If Ton Fei Fred Tham & Associates transfers title to another party, it will obtain good title and we will have nothing. The properties may be subject to prior unregistered agreements or transfers or land claims, and title may be affected by undetected defects. If that happens, we will be harmed in that we will not own any property and we will be forced to cease exploration activity. Our optioned mining properties may not have been fully surveyed and therefore, the precise locations and areas of the properties may be in doubt.

IF WE ARE NOT ABLE TO EFFECTIVELY RESPOND TO COMPETITORS, THE BUSINESS MAY FAIL AND YOU WILL SUFFER A LOSS OF YOUR INVESTMENT-

The mining industry, in general, is intensively competitive and we cannot provide any assurance to investors even if commercial quantities of ore are discovered that a ready market will exist for the sale of any ore. Numerous factors beyond our control may affect the marketability of any substances discovered. These factors include:

- market fluctuations,
- the proximity and capacity of natural resource markets and processing equipment,
- government regulations, including regulations relating to: prices, taxes, royalties, land tenure, land use, importing and exporting of minerals, and environmental protection.

The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital.

BECAUSE THE PROBABILITY OF AN INDIVIDUAL PROSPECT EVER HAVING RESERVES IS EXTREMELY REMOTE, IN ALL PROBABILITY OUR PROPERTY DOES NOT CONTAIN ANY RESERVES, AND ANY FUNDS SPENT ON EXPLORATION WILL BE LOST -

Because the probability of an individual prospect ever having reserves is extremely remote, in all probability, our property does not contain any reserves, and any funds spent on exploration will be lost. If we cannot raise further funds as a result, we may be required to suspend or cease operations entirely which would result in the loss of your investment.

WE HAVE NO KNOWN ORE RESERVES. WITHOUT ORE RESERVES WE CANNOT GENERATE INCOME AND IF WE CANNOT GENERATE INCOME, WE WILL BE REQUIRED TO CEASE EXPLORATION ACTIVITY, WHICH WILL RESULT IN THE LOSS OF YOUR INVESTMENT.

We have no known ore reserves. Without ore reserves we cannot generate income and if we cannot generate income, we will be required to cease exploration activity, which will result in the loss of your investment.

BECAUSE WE ARE SMALL AND DO NOT HAVE MUCH CAPITAL, WE MUST LIMIT OUR EXPLORATION AND AS A RESULT, MAY NOT FIND A BODY OF ORE. WITHOUT AN ORE BODY, WE CANNOT GENERATE REVENUES AND YOU WILL LOSE YOUR INVESTMENT -

Because we are small and do not have much capital, we must limit our exploration. Because we may be required to limit our exploration, we may not find an ore body, even though our property may contain mineralized material. Without a body of ore, we will not be able to generate any revenue and you will lose your investment.

Risks Related To Legal Uncertainty

IF THE COMPANY BECOMES SUBJECT TO BURDENSOME GOVERNMENT REGULATION OR OTHER LEGAL UNCERTAINTIES, OUR BUSINESS WILL BE NEGATIVELY AFFECTED -

There are several governmental regulations that materially restrict the use and development of ore. In addition, the legal and regulatory environment that pertains to the exploration of ore is uncertain and may change. Uncertainty and new regulations could increase costs of doing business and prevent us from exploring or developing ore deposits. The growth of demand for ore may also be significantly slowed. This could delay growth in potential demand for, and limit our ability to generate revenue. In addition to new laws and regulations being adopted, existing laws may be applied to mining that have not as of yet been applied. These new laws may increase the Company's cost of doing business with the result that financial condition and operating results may be harmed.

Risks Related To This Offering

BECAUSE SOME OF OUR WARRANT HOLDERS AND A GROUP OF OUR SELLING SHAREHOLDERS ARE ENDEAVORING TO SELL THEIR SHARES OF COMMON STOCK AT THE SAME TIME WE ARE CONDUCTING THIS PUBLIC OFFERING, WE MAY NOT BE ABLE TO SELL THE SHARES BEING OFFERED BY US WHICH WILL REDUCE THE AMOUNT OF CAPITAL AVAILABLE FOR OUR EXPLORATION ACTIVITIES -

A group of selling shareholders are endeavoring to sell their shares of common stock at the same time we are conducting this offering. The percentage of the total outstanding common stock being offered by the selling shareholders is 100%. The price at which the selling shareholders offer their shares may undercut the price at which we are offering our shares. There is no arrangement to address the possible effect of the concurrent primary and secondary offerings on the price of the stock.

BECAUSE THERE IS NO MARKET FOR OUR SHARES AND NONE IS LIKELY, SHAREHOLDERS MAY BE UNABLE TO SELL THEIR SHARES -

Our common stock is not presently traded on any established market. There is no prior trading market for our common stock and there can be no assurance that a trading market will develop, or if developed, that it will continue. We plan to apply for listing of our common stock on the

NASD Over-The-Counter Bulletin Board upon the effectiveness of the registration statement of which this prospectus forms a part. However, the Company cannot provide investors with any assurance that our shares will be traded on the bulletin board or, if traded, that a public market will materialize. If no market develops, it may be difficult or impossible for holders of the common stock to sell their shares if they should so desire. There are no assurances that holders will be able to sell their offering of the common stock or that sufficient shares will be sold to create a public market for the common stock.

IF A MARKET FOR OUR COMMON STOCK DEVELOPS, THE STOCK PRICE MAY BE VOLATILE -

If a market develops, we anticipate the market price of our common stock to be subject to wide fluctuations in response to several factors including:

(1)   actual or anticipated variations in the Company's results of operations;
(2)   the Company's ability or inability to generate new revenues;
(3)   increased competition; and
(4)   conditions and trends in the mining industry.

Further, if our common stock is traded on the NASD Over the Counter Bulletin Board, our stock price may be impacted by factors that are unrelated or disproportionate to our operating performance. These market fluctuations, as well as general economic, political and market conditions, such as recessions, interest rates, or international currency fluctuations may adversely affect the market price of our common stock.

BECAUSE OUR COMPANY'S PRESIDENT CURRENTLY OWNS 60% OF THE OUTSTANDING COMMON STOCK, INVESTORS MAY FIND DECISIONS MADE BY MANAGEMENT CONTRARY TO THEIR INTERESTS -

Our President and director, owns approximately 60% of the issued and outstanding shares of common stock. Accordingly, he has significant influence in determining the current outcome of all corporate transactions or other matters, including mergers, consolidations, and the sale of all or substantially all of our assets, and also the power to prevent or cause a change in control. His interests may differ from the interests of the other stockholders. Factors that could cause his interests to differ from the interest of other stockholders include the impact of corporate transactions on business time and the ability of him to continue to manage the business.

OTHERS -

There are no assurances that we will be able to satisfy all such conditions precedent within the prescribed time limits. In addition to the above risks, businesses are often subject to risks not foreseen or fully appreciated by management. In reviewing this document, potential investors should keep in mind other possible risks that could be important. Each prospective investor should carefully consider all risk factors and consult their own professional advisors to assess income tax, legal and other aspects of an investment in shares.

__No Foreseeable Dividends__ - We do not anticipate paying dividends on our Common Stock in the foreseeable future but we plan to retain earnings, if any, for the operation, growth, and expansion of our business.

Currency Fluctuation – Our mining operations make it subject to foreign currency fluctuation and such fluctuation may adversely affect our financial position and results. Management will undertake to hedge currency risks by negotiating its joint venture agreement cash receipts in U.S. dollars. There can be no assurance that steps taken by management to address foreign currency fluctuations will eliminate all adverse effects and accordingly, we may suffer losses. Such fluctuations may also influence future contribution margins.

Forward-Looking Statements

This prospectus contains certain forward-looking statements regarding management's plans and objectives for future operations including plans and objectives relating to our planned mining exploration and future economic performance. The forward-looking statements and associated risks set forth in this prospectus include or relate to, among other things, (a) our projected profitability, (b) our growth strategies, (c) anticipated trends in our industry, (d) our ability to obtain and retain sufficient capital for future operations, (e) our anticipated needs for working capital.   These statements may be found under "Management's Discussion and Analysis or Plan of Operation" and "Description of Business," as well as in this prospectus generally. Actual events or results may differ materially from those discussed in forward-looking statements as a result of various factors, including, without limitation, the risks outlined under "Risk Factors" and matters described in this prospectus generally. In light of these risks and uncertainties, there can be no assurance that the forward-looking statements contained in this prospectus will in fact occur.

The forward-looking statements herein are based on current expectations that involve a number of risks and uncertainties. Such forward-looking statements are based on assumptions that we will be able to continue mining exploration on a timely basis, that we will attract customers, that there will be no material adverse competitive or regulatory change in conditions in our business, that our President will remain employed as such, that our forecasts accurately anticipate market demand, and that there will be no material adverse change in our operations or business or in governmental regulations affecting our business. The foregoing assumptions are based on judgments with respect to, among other things, future economic, competitive and market conditions, and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Accordingly, although we believe that the assumptions underlying the forward-looking statements are reasonable, any such assumption could prove to be inaccurate and therefore there can be no assurance that the results contemplated in forward-looking statements will be realized. In addition, as disclosed elsewhere in this "Risk Factors" section of this prospectus, there are a number of other risks inherent in our business and operations, which could cause our operating results to vary markedly and adversely from prior results or the results contemplated by the forward-looking statements. Growth in absolute and relative amounts of cost of development and maintenance, general and administrative expenses or the occurrence of extraordinary events could cause actual results to vary materially from the results contemplated by the forward-looking statements. Management decisions, including budgeting, are subjective in many respects and periodic revisions must be made to reflect actual conditions and business developments, the impact of which may cause us to alter marketing, capital investment and other expenditures, which may also materially adversely affect our results of operations. In light of significant uncertainties inherent in the forward-looking information included in this prospectus, the inclusion of such information should not be regarded as a representation by us or any other person that our objectives or plans will be achieved.

USE OF PROCEEDS

Our offering is being made on a self-underwritten basis – no minimum of shares must be purchased in order for the offering to proceed. The offering price per share is $0.05. The table below sets forth the projected cash flow requirements.

	For Period Sept/1/03 to Dec/31/03	Fiscal Year Dec/31/04	Total
Balance Forward – Working Capital	$ -	$64,633	$ -
GROSS PROCEEDS			
Loan (Repay) from / (to) Shareholder	157,410	-	157,410
Shares Issued to Founders	2,700	-	2,700
Shares Issued for Option Agreements	32,500(1)	-	32,500
Proceeds From This Offering	-	300,000	300,000
Proceeds From Future Offering	-	-	-
Total Gross Proceeds	**192,610**	**300,000**	**492,610**
USE OF PROCEEDS			
Blue Sky Fees / Expenses	-	-	-
SEC Registration Fee	-	127	127
Printing Expenses	-	1,000	1,000
Filing and Transfer Agent Fees	166	3,000	3,166
Legal and Accounting	7,000	25,000	32,000
Offering Expenses	7,166	29,127	36,293
Consultant and Management Fees	8,000	2,000	10,000
Office and Stationery	438	2,000	2,438
Travel/Lodging/Entertainment	13,082	11,396	24,478
Filing and Transfer Agent Fees	-	-	-
Legal and Accounting	-	-	-
Administration Expenses	21,520	15,396	36,916
Mineral Property Cost	90,935	-	90,935
Annual Mineral Claim License Fees	-	10,000	10,000
Altan (Phase 1 to Phase 4) Work Program	8,356	25,000	33,356
Ovorkhangai (Phase 1 to Phase 4) Work Program	-	45,000(3)	45,000
Pre-Exploration Expenses	99,291	80,000	179,291
Total Use of Proceeds	**127,977(2)**	**124,523(2)**	**252,500**
Ending Balance – Working Capital	**$64,633(4)**	**$240,110**	**$240,110**

(1) Altan option requires the issuance of 150,000 shares and Ovorkhangai option requires the issuance of 500,000 shares (See "Summary")

(2)   Offering expenses include filing, printing, legal, accounting, estimated at $150,000 + $32,500 shares issued   for options
(3)   Phase 1 and Phase 2 combined
(4) $64,633 + $11,356 accounts payable = $75,989 cash balance as of Dec/31/03.

The estimated offering expenses are comprised of: SEC Filing Fee - $127; printing expenses - $1,000; accounting and consulting fees - $17,000; legal fees - $15,000; blue sky fees - $0; and transfer agent fees of $3,166.

Exploration expenditures include cost of data compilation, geophysical testing, mapping, core drilling and testing samples. We are not going to spend any more sums of money or implement our exploration program until this offering is completed.

We cannot be more specific about the application of funds for exploration purposes because we do not know what we will find. If we attempted to be too specific, each time an event occurred that would change our allocation, we would be forced to amend this registration statement. We believe that process of amending the registration statement would take an inordinate amount of time and not be in your best interest in that we would be required to spend money for more legal fees which could be spent on exploration.

Working capital from date of incorporation to December 31, 2004 is the cost related to (1) operating our office. It is comprised of exploration expenses, telephone service, mail, stationary, administrative salaries, accounting, acquisition of office equipment and supplies which we have estimated at $36,916; expenses of filing reports with the Securities and Exchange Commission which we have estimated at $36,293; and pre-exploration expenses at $179,291 .

The Company has allocated money for its initial exploration expenses. We are required to expend a total of $485,000 on exploration on the Altan and Ovorkhangai Mongolian licenses by the end of 2006. The Company believes that the initial exploration work program (i.e. Phase 1) will cost up to $20,000 ($10,000 for the Altan property by December 31, 2003, of which $8356 has already been spent - See Exhibit 10.1; and $10,000 for the Ovorkhangai property to be completed by February 28, 2004 – See Exhibit 10.2).

The net proceeds from offerings that are not expended immediately may be deposited in interest or non-interest bearing accounts, or invested in government obligations, certificates of deposit, commercial paper, money market mutual funds, or similar investments. The company is currently not in arrears of interest, or principal payment on borrowing, nor is the company in default on any debt covenants at the present time or during the most recently completed financial statements. The company is not subject to any unsatisfied judgments, liens, or settlement obligations.

DETERMINATION OF OFFERING PRICE

The offering price of the 6,000,000 common shares being offered on a "direct participation" basis has been arbitrarily determined and bears no relationship whatsoever to our assets, earnings, book value or other criteria of value. Additionally, because we have no operating history and have not generated any revenue to date, the price of the shares is not based on past earnings.

Dividend Policy
We have never paid cash dividends on our capital stock. We currently intend to retain any profits we earn to finance the growth and development of our business. We do not anticipate paying any cash dividends in the foreseeable future.

DILUTION OF THE PRICE YOU PAY FOR YOUR SHARES

Dilution represents the difference between the offering price and the net tangible book value per share immediately after completion of this offering. Net tangible book value is the amount that results from subtracting total liabilities and intangible assets from total assets. Dilution arises mainly as a result of our arbitrary determination of the offering price of the shares being offered. Dilution of the value of the shares you purchase is also a result of the lower book value of the shares held by our existing stockholders.

As of December 31, 2003, the net tangible book value of our shares of common stock was ($92,777), or $0.00 per share based upon 3,350,000 shares outstanding.

Upon completion of this offering, in the event 6,000,000 shares are sold, the net tangible book value of the shares to be outstanding, will be $152,700, or approximately $0.016 per share. The net tangible book value of the shares held by our existing stockholders will be increased by $0.005 per share without any additional investment on their part. You will incur an immediate dilution from $0.05 per share to $0.016 per share.

Upon completion of this offering, in the event 4,500,000 shares are sold, the net tangible book value of the shares to be outstanding, will be $77,700, or approximately $0.010 per share. The net tangible book value of the shares held by our existing stockholders will be decreased by ($0.001) per share without any additional investment on their part. You will incur an immediate dilution from $0.05 per share to $0.010 per share.

Upon completion of this offering, in the event 3,000,000 shares are sold, the net tangible book value of the shares to be outstanding, will be $2,700, or approximately $0.00 per share. The net tangible book value of the shares held by our existing stockholders will be decreased by ($0.011) per share without any additional investment on their part. You will incur an immediate dilution from $0.05 per share to $0.00 per share.

Upon completion of this offering, in the event 1,500,000 shares are sold, the net tangible book value of the shares to be outstanding, will be ($72,300), or approximately $0.00 per share. The net tangible book value of the shares held by our existing stockholders will be decreased by ($0.011) per share without any additional investment on their part. You will incur an immediate dilution from $0.05 per share to $0.00 per share.

Net Tangible Book Value per Share for current shareholders:

$0.001	x	2,700,000	shares	$2,700
$0.050	x	650,000	shares	$32,500
$0.011	x	3,350,000	shares	$35,200

Shares issued for options 650,000 shares at $0.05 per share affect net tangible asset

After completion of this offering, if 6,000,000 shares are sold, you will own approximately 64% of the total number of shares then outstanding shares for which you will have made a cash investment of $300,000, or $0.05 per share. Our existing stockholders will own approximately 36% of the total number of shares then outstanding, for which they have made contributions totaling $35,200, or approximately $0.003 per share.

After completion of this offering, if 4,500,000 shares are sold, you will own approximately 57% of the total number of shares then outstanding shares for which you will have made a cash investment of $225,000, or $0.05 per share. Our existing stockholders will own approximately 43% of the total number of shares then outstanding, for which they have made contributions totaling $35,200, or approximately $0.004 per share.

After completion of this offering, if 3,000,000 shares are sold, you will own approximately 47% of the total number of shares then outstanding shares for which you will have made a cash investment of $150,000, or $0.05 per share. Our existing stockholders will own approximately 53% of the total number of shares then outstanding, for which they have made contributions totaling $35,200, or approximately $0.005 per share.

After completion of this offering, if 1,500,000 shares are sold, you will own approximately 31% of the total number of shares then outstanding shares for which you will have made a cash investment of $75,000, or $0.05 per share. Our existing stockholders will own approximately 69% of the total number of shares then outstanding, for which they have made contributions totaling $35,200, or approximately $0.007 per share.

	100% of Shares Sold If 6,000,000 Shares Sold	75% of Shares Sold If 4,500,000 Shares Sold	50% of Shares Sold If 3,000,000 Shares Sold	25% of Shares Sold If 1,500,000 Shares Sold
Founder Shares at $0.001/sh	2,700,000	2,700,000	2,700,000	2,700,000
Shares Issued for Mineral Licenses	650,000	650,000	650,000	650,000
Shares Sold This Offering at $0.05/sh	6,000,000	4,500,000	3,000,000	1,500,000
Total Shares Issued	9,350,000	7,850,000	6,350,000	4,850,000
Equity Raised from Founders	2,700	2,700	2,700	2,700
Equity from Shares Issued for Mineral Licenses	32,500	32,500	32,500	32,500
Equity Raised from this Offering	300,000	225,000	150,000	75,000
Less Offering Exp, Initial Work Program, Mineral License[1]	(182,500)	182,500)	(182,500)	(182,500)
Net Tangible Asset	$152,700	$77,700	$2,700	($72,300)
Price per Share				
Net Tangible Book Value per Share	$0.016	$0.010	0.000	$0.000
Increase/(Decrease) in Book Value to Present Shareholders	$0.005	($0.001)	($0.011)	($0.011)
(Decrease) in Book Value to New Shareholders	($0.034)	($0.040)	($0.050)	($0.050)
New Shareholders Ownership of Total Shares Issued	64%	57%	47%	31%
Present Shareholders Ownership of Total Shares Issued	36%	43%	53%	69%

(1)   See Part II – Item 25 "Other Expenses of Issuance and Distribution

SELLING SECURITY HOLDERS

The following table sets forth information as of December 31, 2003, with respect to the beneficial ownership of our common stock both before and immediately following the offering. The table includes those who beneficially own more than 5% of our outstanding common stock, the selling security holders in this offering.

The percentages determined in these calculations are based upon 3,350,000 of our common shares that are issued and outstanding as of the date of this Prospectus. The percentages determined in calculations after this offering were determined by adding 6,000,000 common shares that may be issued and outstanding if 100% of the shares offered are sold. The Securities and Exchange Commission rules were followed in determining beneficial ownership. Therefore, we have included shares over which a person has voting or investment power. We have followed the Securities and Exchange Commission Rule 13d-3(d)(i) in calculating percentage ownership.

The following table shows the number of shares and percentage before and after the public offering: Use same table as beneficial ownership below.

Name and Address of Beneficial Owners of Common Stock	Ownership Before Offering	Average Price per Share	% Before Offering	Ownership After Offering	% After Offering
Ivan Bebek (1) #2006–2020 Bellevue Ave., West Vancouver, B.C., Canada, V7V 1B8 Canadian Resident	2,000,000	$0.001	60%	2,000,000	21%
Ton Fei Fred Tham and Associates 4323 West 12th Avenue, Vancouver, B.C., Canada, V6R 2P9 Mr. Tham is Canadian Resident others are not	650,000	$0.050	19%	650,000	7%
Khulan Choilon Chingeltei duureg, baga toiruu, 4 r horoo,17r bair,9 toot., Ulaanbaatar, Mongolia. Mongolian Resident	350,000	$0.001	10.5%	350,000	4%
Timursukh Oidov Bayanzurkh Borol, 15th Micro District, Building #11, Apartment #30, Ulaanbaatar, Mongolia Mongolian Resident	350,000	$0.001	10.5%	350,000	4%

(1)   Mr. Bebek's shares are subject to Rule 144 restrictions.

- *Except as pursuant to applicable community property laws, the persons named in this table have sole voting and investment power with respect to all shares of Common Stock.*

PLAN OF DISTRIBUTION

We are offering 6,000,000 shares on a self-underwritten basis. The offering price is $0.05 per share.

A group of selling shareholders are endeavoring to sell their shares of common stock at the same time we are conducting this offering. The percentage of the total outstanding common stock being offered by the selling shareholders is approximately 100% based upon 3,350,000 of our common shares that are issued and outstanding as of the date of this Prospectus. The price at which the selling shareholders offer their shares may undercut the price at which we are offering our shares. There is no arrangement to address the possible effect of the concurrent primary and secondary offerings on the price of the stock.

We will sell the shares in this offering mainly through Ivan Bebek, our president and a director. Mr. Bebek will receive no commission from the sale of any shares. He will not register as a broker/dealer under Section 15 of the Securities Exchange Act of 1934 in reliance upon Rule 3a4-1. Rule 3a4-1 sets forth those conditions under which a person associated with an issuer may participate in the offering of the issuer's securities and not be deemed to be a broker/-dealer. The conditions are that:

1. The person is not subject to a statutory disqualification, as that term is defined in Section 3(a)(39) of the Act, at the time of his participation; and,
2. The person is not compensated in connection with his participation by the payment of commissions or other remuneration based either directly or indirectly on transactions in securities; and
3. The person is not at the time of their participation, an associated person of a broker/-dealer; and,
4. The person meets the conditions of Paragraph (a)(4)(ii) of Rule 3a4-1 of the Exchange Act, in that he (A) primarily performs, or is intended primarily to perform at the end of the offering, substantial duties for or on behalf of the Issuer otherwise than in connection with transactions in securities; and (B) is not a broker or dealer, or an associated person of a broker or dealer, within the preceding twelve (12) months; and (C) do not participate in selling and offering of securities for any Issuer more than once every twelve (12) months other than in reliance on Paragraphs (a)(4)(i) or (a)(4)(iii).

Mr. Bebek is not statutorily disqualified, is not being compensated, and is not associated with a broker/dealer. He is and will continue to be our president and a director at the end of the offering and has not been during the last twelve months and is currently not a broker/dealer or associated with a broker/dealer. Mr. Bebek has not during the last twelve months and will not in the next twelve months offer or sell securities for another corporation.

Mr. Greg Thomson, the other director of our Company, is not selling any shares in this offering and has not during the last twelve months and will not in the next twelve months offer or sell securities for another corporation.

Only after our registration statement is effective by the SEC, do we intend to advertise, through tombstones, and hold investment meetings in various states or provinces where the offering will be registered. We will not use the Internet to advertise our offering. We will also distribute the prospectus to potential investors at the meetings and to our friends and relatives who are interested in us and a possible investment in the offering.

We confirm that we have not engaged and will not be engaging a finder in connection with this offering.

We intend to sell our shares outside the United States of America.

<u>Offering Period and Expiration Date</u>
This offering will start on the date of this prospectus and continue for a period of 90 days. We may extend the offering period for an additional 90 days, or unless the offering is completed or otherwise terminated by us.

<u>Procedures for Subscribing</u>
If you decide to subscribe for any shares in this offering, you must
1. Execute and deliver a subscription agreement
2. Deliver a check or certified funds to us for acceptance or rejection.

All checks for subscriptions must be made payable to "MONGOLIAN EXPLORATIONS LTD."

<u>Right to Reject Subscriptions</u>
We have the right to accept or reject subscriptions in whole or in part, for any reason or for no reason. All moneys from rejected subscriptions will be returned immediately by us to the subscriber, without interest or deductions. Subscriptions for securities will be accepted or rejected within 48 hours after we receive them.

LEGAL PROCEEDINGS

We are not a party to any material legal proceedings and to our knowledge, no such proceedings are threatened or contemplated by any party.

Ivan Bebek, president of our company, is currently involved in a lawsuit in the Supreme Court of British Columbia, where he is listed as one of five defendants which stems from his former employer, IPO Capital Corp., and does not involve our company in any way. The proceeding was initiated on April 3, 2002.

Four of the five defendants (Olympus Management, Komsomol Management, Stanislav Fekete, Juaraj Adamac) were clients of the brokerage firm, IPO Capital Corp. where Mr. Bebek was employed as a principal investment adviser for the defendant-clients. The plaintiff, IPO Capital Corp. initiated the lawsuit as the defendant-clients were unable to pay for debts incurred through trading equities. Mr. Bebek, as the investment adviser was added to the lawsuit as a defendant when the debts of the defendant-clients were uncollectible by IPO Capital Corp. Mr. Bebek violated no securities rules, and acted on behalf of all the defendant-clients' investment interests as an investment advisor with full knowledge and approval from IPO Capital Corp. at all times.

A possible settlement is currently being negotiated whereby Mr. Bebek would be reimbursed by IPO Capital Corp. in the amount of approximately CAD$45,000.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

The following table and text sets forth the names and ages of all our directors and executive officers, as at December 31, 2003. All of the directors serve until the next Annual General Meeting of shareholders and until their successors are elected and qualified, or until their earlier death, retirement, resignation or removal. Subject to any applicable employment agreement, executive officers serve at the discretion of the Board of Directors, and are appointed to serve until the first Board of Directors meeting following the annual meeting of shareholders. Also provided is a brief description of the business experience of each director and executive officer during the past five years and an indication of directorships held by each director in other companies subject to the reporting requirements under the federal securities laws. The residence and citizenship of each director are listed below their names. The next annual meeting is scheduled to be held on December 31, 2004.

Name	Age	Position Held With The Company	Date First Elected or Appointed
Ivan Bebek 2020 Bellevue Avenue, #2006 West Vancouver, B.C., V7V 1B8, Canada, Canadian Resident	26	Director, Chief Executive Officer, President, Treasurer, Secretary	August 25, 2003
Greg Thomson 202 Street, #3779 Langley, B.C., V3A 1R9, Canada Canadian Resident	56	Director	November 30, 2003

The backgrounds and experience of our directors and executive officers are as follows:

Ivan Bebek, President and Director

Mr. Bebek has over five years of experience in financial markets, including two years as a licensed stock broker and two years as the manager of investor relations for International Barytex Resources, where Mr. Bebek is currently employed. Mr. Bebek joined International Barytex Resources Ltd., a tier one junior resource company listed on the TSX Venture Exchange, in 2002. From 1999 to 2002, Mr. Bebek was an investment advisor with IPO Capital Corp. Prior to his employment with IPO Capital Corp., Mr. Bebek was a customer service officer in 1999 at Canada Trust. From 1998 to 1999, while employed as a waiter and cook at Earls Restaurant, Mr. Bebek also attended the Canadian Securities Course to obtain his brokerage license. Mr. Bebek attended the University of Western Ontario from 1995 to 1997.

Greg Thomson, Director

Mr. Thomson is a geologist with over 25 years of diversified technical and managerial experience in mineral exploration and corporate development. He has experience in many aspects of precious and base metal exploration, from generative to advanced projects, negotiations, acquisition evaluation, mine and corporate valuation, management, strategic planning and new program design and implementation. Most recently and since 2000, Mr. Thomson has worked as an independent geologist and/or independent geological consultant for several mineral exploration and petroleum exploration companies, evaluating advanced exploration opportunities, including technical evaluations and fieldwork programs. From 1989 to 2000, Mr. Thomson was a senior project geologist for Teck Exploration Ltd., and from 1983 to 1989, was a geologist for several B.C.-based mineral exploration companies. From 1976 to

1983, Mr. Thomson was a teacher for the Delta School District. In 1970, Mr. Thomson graduated from the University of British Columbia with a major in geology and received his British Columbia teaching certificate in 1975. Mr. Thomson is a member of the British Columbia and Yukon Chamber of Mines, Chamber of Mines of Eastern British Columbia and the Kamloops Exploration Group.

Family Relationships
There are no family relationships among any of the directors, executive officers, or persons nominated or chosen by the Company to become directors or executive officers.

Significant Employees
The Company has no significant employees.

Involvement in Certain Legal Proceedings
There are no arrangements or understandings between any two or more directors or executive officers, pursuant to which he/she was selected to be a director or executive officer. None of our directors, executive officers, promoters or control persons have been involved in any of the following events during the past five years:

- any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

- any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

- being subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his/her involvement in any type of business, securities or banking activities; or

- being found by a court of competent jurisdiction (in a civil action), the Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated.

Audit Committee Financial Expert

Our board of directors have determined that we do not have an audit committee financial expert serving on our audit committee.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

To the knowledge of our management, as at December 31, 2003, no person beneficially owns more than five percent of any class of our voting securities other than as set forth below. The following table shows the total amount of any class of our voting securities owned by each of our executive officers and directors and by our executive officers and directors, as a group, as at December 31, 2003, and, as to a specific person, shares issuable pursuant to the conversion or exercise, as the case may be, of currently exercisable or convertible debentures, share purchase warrants and stock options.

Name and Address of Beneficial Owners of Common Stock	Ownership Before Offering	Average Price per Share	% Before Offering	Ownership After Offering	% After Offering
Ivan Bebek #2006–2020 Bellevue Ave., West Vancouver, B.C., Canada, V7V 1B8 Canadian Resident Chief Executive Officer, President, Secretary, Treasurer, and Director	2,000,000	$0.001	60%	2,000,000	21% (1)
Greg Thomson 202 Street, #3779 Langley, B.C., Canada, V3A 1R9 Canadian Resident Director	Nil	Nil	Nil	Nil	Nil
DIRECTORS AND OFFICERS AS A GROUP	**2,000,000**	**$0.001**	**60%**	**2,000,000**	**21%**
Ton Fei Fred Tham and Associates 4323 West 12th Avenue, Vancouver, B.C., Canada, V6R 2P9 Mr. Tham is Canadian Resident others are not (there are no United States Citizens or Residents)	650,000	$0.050	19%	650,000	7%
Khulan Choilon Chingeltei duureg, baga toiruu, 4 r horoo,17r bair,9 toot., Ulaanbaatar, Mongolia. Mongolian Resident	350,000	$0.001	10.5%	350,000	4%
Timursukh Oidov Bayanzurkh Borol, 15th Micro District, Building #11, Apartment #30, Ulaanbaatar, Mongolia Mongolian Resident	350,000	$0.001	10.5%	350,000	4%
TOTAL	**3,350,000**		**100%**	**3,350,000**	**36%**

- *Except as pursuant to applicable community property laws, the persons named in this table have sole voting and investment power with respect to all shares of Common Stock.*
(1) *2,000,000 of these shares are restricted pursuant to Rule 144. Based on 9,350,,000 shares outstanding as of this prospectus date, and no options, warrants, rights of conversion or privileges or similar items to purchase shares of common stock.*
(2) *The beneficial owner named above does not have the right to acquire options, warrants, rights, conversion privilege, or similar obligations.*

Securities Authorized for Issuance Under Equity Compensation Plans
We have no equity compensation plans.

Future Sales of Shares
A total of 3,350,000 shares of common stock are issued and outstanding. Of the 3,350,000 shares outstanding, 1,350,000 are freely tradable and 2,000,000 are restricted securities as defined in Rule 144 of the Securities Act of 1933. Under Rule 144, the restricted securities may be publicly sold, subject to volume restrictions and restrictions on the manner of sale, commencing one year after their acquisition.

DESCRIPTION OF SECURITIES

Common Stock
Our authorized capital stock consists of 25,000,000 shares of common stock, with a par value of $0.001 per share. The holders of our common stock:

- have equal ratable rights to dividends from funds legally available if and when declared by our board of directors;
- are entitled to share ratably in all of our assets available for distribution to holders of common stock upon liquidation, dissolution or winding up of our affairs;
- do not have preemptive, subscription or conversion rights and there are no redemption or sinking fund provisions or rights; and
- are entitled to one non-cumulative vote per share on all matters on which stockholders may vote.

All shares of common stock now outstanding are fully paid and non-assessable and all shares of common stock which are the subject of this offering, when issued, will be fully paid for and non-assessable. We refer you to the Articles of Incorporation, Bylaws and the applicable statutes of the State of Nevada for a more complete description of the rights and liabilities of holders of our securities.

Non-Cumulative Voting
Holders of shares of our common stock do not have cumulative voting rights, which means that the holders of more than 50% of the outstanding shares, voting for the election of directors, can elect all of the directors to be elected, if they so choose, and, in that event, the holders of the remaining shares will not be able to elect any of our directors. After this offering is completed, the present stockholders will own approximately 64% of our outstanding shares.

Cash Dividends
As of the date of this prospectus, we have not paid any cash dividends to stockholders. The declaration of any future cash dividend will be at the discretion of our board of directors and will depend upon our earnings, if any, our capital requirements and financial position, our general economic conditions, and other pertinent conditions. It is our present intention not to pay any cash dividends in the foreseeable future, but rather to reinvest earnings, if any, in our exploration activities.

Warrants
We currently have not authorized any warrants.

Anti-Takeover Provisions
There are no Nevada anti-takeover provisions that may have the effect of delaying or preventing a change in control.

Reports
After we complete this offering, we will not be required to furnish you with an annual report. Further, we will not voluntarily send you an annual report. After the effective date of this prospectus, we will be required to file reports with the U.S. Securities and Exchange Commission (the "SEC") under section 15(d) of the Securities Act. The reports will be filed electronically. The reports we will be required to file are Forms 10-KSB, 10-QSB and 8-K. You may read copies of any materials we file with the SEC at the SEC's Public Reference Room at

450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site that will contain copies of the reports we file electronically. The address for the Internet site is **www.sec.gov**.

Stock Transfer Agent
Our stock transfer agent for our securities is Interwest Transfer Company, Inc., 1981 East Murray Holladay Road, Suite 100, Salt Lake City, Utah, 84117, its telephone number is (801) 272-9294.

The Company has not authorized any shares of preferred stock.

INTEREST OF NAMED EXPERTS AND COUNSEL

The financial statements of Mongolian Explorations Ltd. incorporated herein have been so incorporated in reliance upon the report of Amisano Hanson, independent certified public accountants and chartered accountants, given upon their authority as experts in auditing and accounting (which contains an explanatory paragraph regarding Mongolian Explorations' ability to continue as a going concern). With respect to the audited financial information for the period ended December 31, 2003 included herein, the independent public accountants have applied limited procedures in accordance with professional standards for a review of such information. No expert or counsel named in this prospectus as having prepared or certified any part of this prospectus or having given an opinion upon the validity of the securities being registered or upon other legal matters in connection with the registration or offering of the common stock was employed on a contingency basis, or had, or is to receive, in connection with the offering, a substantial interest, direct or indirect, in the registrant or any of its parents or subsidiaries. An interest will be deemed a substantial interest if the value of the interest, including the fair market value of all securities of the issuer received or to be received, or subject to options, warrants or rights received or to be received, exceeds $50,000.

DISCLOSURE OF COMMISSION POSITION OF INDEMNIFICATION
FOR SECURITIES ACT LIABILITIES

Under our Articles of Incorporation and Bylaws of the corporation, we may indemnify an officer or director who is made a party to any proceeding, including a lawsuit, because of his position, if he acted in good faith and in a manner he reasonably believed to be in our best interest. We may advance expenses incurred in defending a proceeding. To the extent that the officer or director is successful on the merits in a proceeding as to which he is to be indemnified, we must indemnify him against all expenses incurred, including attorney's fees. With respect to a derivative action, indemnity may be made only for expenses actually and reasonably incurred in defending the proceeding, and if the officer or director is judged liable, only by a court order. The indemnification is intended to be to the fullest extent permitted by the laws of the State of Nevada.

Regarding indemnification for liabilities arising under the Securities Act of 1933, which may be permitted to directors or officers under Nevada law, we are informed that, in the opinion of the Securities and Exchange Commission, indemnification is against public policy, as expressed in the Act and is, therefore, unenforceable.

ORGANIZATION WITHIN LAST FIVE YEARS

We were incorporated on August 25, 2003 and to date have been involved primarily in organizational activities, the acquisition of the option to acquire the Altan as well as the Ovorkhangai property mineral licenses, obtaining a geological report on our mineral licenses and initiating the first phase of exploration. We incurred an accumulative net loss of ($127,977) for the period from inception to December 31, 2003, and we have no revenue.

There have been no transactions, or proposed transactions, which have materially affected or will materially affect us in which any director, executive officer or beneficial holder of more than 10% of the outstanding common stock, or any of their respective relatives, spouses, associates or affiliates has had or will have any direct or material indirect interest, except as follows:

As of the date of this prospectus there are no other directors, officers, key personnel or principal stockholders related by blood or marriage, except for Mr. Timursukh Oidov whose niece is Ms. Khulan Choilon (both reside at separate addresses).

None of the related parties are acting as a partnership, syndicate or other group for the purpose of acquiring, holding or disposing of the securities of the company.

The company has, however notes payable to several shareholders in the following manner:

Shareholder	Loan Amount
Ivan Bebek	$100,000
Khulan Choilon	55,760
Timursukh Oidov	1,650
TOTAL	$157,410

The loans do not bear interest and without fix terms of repayment. These shareholders will accept repayments from the Company when money is available and/or conversion of debt for shares of common stock of the Company.

DESCRIPTION OF BUSINESS

General

The Company and Our Business

We were incorporated under the laws of the State of Nevada on August 25, 2003. We are engaged in the business of exploration, currently in Mongolia. We entered into option agreements granting us the right to acquire 100% interests in two mineral properties; (1) Altan on September 1, 2003; and Ovorkhangai on November 25, 2003. If we fulfill all of the terms of both option agreements, we will own 100% interest in both the Altan and Ovorkhangai property mineral licenses subject to exploration expenditures totaling up to $485,000 combined on both property licenses.

We are currently in the exploration stage and further exploration of these mineral licenses is required before a final determination as to their economic viability can be made. There is no assurance that commercially viable mineral deposits or reserves exists in our property until further exploration work is done and a comprehensive evaluation concludes economic and legal feasibility.

The following describes the two mineral property licenses of which the Company has an option to acquire 100% interests in:

1. Undurshil Aimag ("Altan") Property – Geological Exploration Report (See Exhibit 99.1 for detailed report) - prepared by Derrick Strickland, P.Geo., B.Sc., MBA; Rio Minerals Ltd.

Summary of Option Agreement for the Altan license (See Exhibit 10,1):

We entered into the first of two agreements with Ton Fei Fred Tham & Associates ("Tham"), a private Canadian company, on September 1, 2003, to acquire its interest in a mineral exploration property located in outer Mongolia (the "Altan" property) representing approximately 20,000 hectares.

In accordance with the terms of the agreement with Tham, we, at our option, have the right to acquire a 100% interest by first incurring exploration expenditures not less than $35,000 resulting in two geological reports. Per the agreement, we are further required to issue 150,000 common stock to Ton Fei Fred Tham and Associates (the stock issuance was approved by the written consent of the directors of the company on November 28, 2003). We are also required to incur exploration expenditures totaling up to $185,000 on the Altan as follows:

1) $10,000 on or before December 31, 2003;

2) a further $25,000 on or before December 31, 2004;

3) a further $50,000 on or before December 31, 2005; and

4) a further $100,000 on or before December 31, 2006.

2. Ovorkhangai Aimag Property – Summary Description Report (See Exhibit 99.2 for detailed report) - prepared by Derrick Strickland, P.Geo., B.Sc., MBA; Rio Minerals Ltd.

Summary of Option Agreement for the Ovorkhangai license (See Exhibit 10.2):

On November 25, 2003, we entered into another agreement with Tham, representing approximately 118,000 hectares located in Ovorkhangai Aimag of Mongolia (the "Ovorkhangai" property). In accordance with the terms of the agreement with Tham, we, at our option, made a cash payment of $20,000 to Tham and have the right to acquire a 100% interest by issuing 500,000 shares of common stock to Tham (the stock issuance was approved by the written consent of the directors of the company on November 28, 2003) and incurring exploration expenditures totaling up to $300,000 over a three year period in the following manner:

1. $10,000 on or before February 28, 2004;

2. an additional $35,000 on or before February 28, 2005;

3. an additional $75,000 on or before December 31, 2005; and

4. an additional $180,000 on or before December 31, 2006.

Payment of a 1.5% net smelter royalty will be required on both properties which will be paid to Ton Fei Fred Tham and Associates after they are received by us. If we are unable to make the required royalty payments for any reason, including insufficient financial resources, we will lose our interests in the Altan and Ovorkhangai property mineral licenses.

We define economic mineralization as the presence of mineralization on our mineral claims in sufficient quantity and concentration and in an accessible location that would justify the commercial extraction of these minerals through an operating mine.

All payments are in U.S. dollars and the transaction with Tham is at arm's length.

Location and Access
For Glossary – See Exhibit 99.3

UNDURSHIL AIMAG ("ALTAN") PROPERTY – GEOLOGICAL EXPLORATION REPORT

In October of 2003, Rio Minerals Limited of Vancouver was contracted by Ton Fei Fred Tham & Associates to undertake reconnaissance geological investigation and conduct general prospecting on the Altan property located 385 kilometres south of Ulaanbaatar, Mongolia. The program consisted of prospecting, geological mapping, and the collection of nine ground truthing locations. Further geological work on the property was recommended.

Project Location, Access and Physiography
The Atlan project area is located in the Dundgovi and Dornogovi Aimags, Mandakh and Undurshil Soum of Mongolia (figure 1). This Aimag is located approximately 385 kilometers south of Ulaanbaatar, the Capital of Mongolia. The central point of the license is located approximately 75 kilometers southeast of the town of Undurshil. Topographically, the license lies within the Mongolian Highland, which represents the transitional zone between the Hangai–Hently Mountains and the Gobi Lowlands. The territory consists of gently rolling plains with scattered remnant hills and wide valleys between topographic highs. Elevations range from 1000-1400 meters above sea level. The climate is semi-arid. The summer season is from June to mid-August and the winter season is from mid-December to mid-January. Winter temperatures can reach lows of -25° Celsius and summer temperatures may reach highs of +35-40° Celsius. The windy season is typically from March to June during which time wind velocities can reach 25-30 knots.

The soil composition of the area is Gobi-Brown sand and gravel. Vegetation consists of bunch grass, wild onion, and sparse sage. There are no rivers and few springs. Many of the springs are hand dug and are maintained by herders for their horses and sheep. Roads are accessible throughout the year and offer excellent access to the property. The closest infrastructure is located at the town Undurshil which has electricity from 20:00-23:00 hrs, gasoline, and a small house which rents four bare rooms nightly.





RUSSIA
CHINA
Mongolia
International boundary
Province (aymag) boundary
National capital
Province (aymag) center
Railroad
Road
UVS
BAYAN-ÖLGIY
DZAVHAN
HOVD
HÖVSGÖL
BULGAN
SELENGE
ARHANGAY
TÖV
HENTIY
DORNOD
SÜHBAATAR
GOVĬ-ALTAY
ÖVÖRHANGAY
BAYANHONGOR
DORNOGOVĬ
ÖMNÖGOVĬ
Ulaanbaatar
Mandalgovĭ

<u>Property and Ownership</u>

The property is comprised of 20,000 hectares located on map sheet L49-109 in the Dungovi and Dornovi Aimags, Mongolia. The claims are held with in license number 4767X, which is held by Ton Fei Fred Tham & Associates. The License was issued on September 27th, 2002 and is valid for a period of two years and eleven months; see Figure 2 for license boundary.

License Number	Hectares	Date Issued	Period
4767X	20,000	September 27, 2002	2 years 11 months

Exploration History

Past geological studies have focused mainly on oil and gas exploration within Cretaceous Basin. Geological mapping and prospecting for these commodities was carried out in 1953 at a scale of 1:200,000 (Bratash. VI, et.al) and drilled in 1954 by Davidov. R.V. Prospecting and mapping for minerals was carried out on a regional scale in 1972, 1973, and 1986-1988 on a 1:200,000 scale by Sanjaadorj. D., Bumburuu G., and Lkhundev S.H. There has not been any reported geological work since 1988 and no evidence of prospecting or geological activity was observed during the 2003 work program.

Figure 2 Claim Location


Altan
N
0
2.5
5
kilometers
Altan Property
Date 24/11/2003
Author
Rio Minerals
Office: Vancouver
Claim Boundry
Scale: As Shown
FIGURE 2
Projection
UTM Zone 49T (WGS84)
Map Sheet L49-109

Regional Geological Setting

The geology of Mongolia is composed of forty-four geological terrains which are genetically classified into the following rock types: craton, metamorphic, passive continental margin, island-arc, back-arc, forearc basin, accretionary wedge and ophiolitic (Tomurtogoo et al. 1997). The Undurshil property occurs in the Govi Altay (an Accretionary Wedge) and Gurbansaihan geological (an Island Arc) terrains of southern Mongolia (Figure 3).

The Ordovician-Silurian sequences of southern Mongolia are interpreted as being formed in ocean-margin environments. Devonian-Carboniferous units record the existence of a mature island arc or continental arc formation (Figure 4). Arc construction commenced in the late Silurian with subduction of the oceanic crust beneath the Tuva Mogl Arc (Sengor, 1996). The large Kipchak and Tuva Mongal magmatic arcs were active for much of the Paleozoic. By the Permian, a very complicated collage of tectonic units had formed throughout Central Asia by collision, shortening, and strike-slip displacement. (Sengör and Natalin, 1996).

In the late Paleozoic, Southern Mongolia underwent a period of Basin and Range-style rifting accompanied by bimodal, basalt-peralkaline, granite-comendite magmatism (Kovalenko and Yarmolyuk, 1995) in a mature continental setting (Lamb and Bardach, in press). Continental block-magmatic arc amalgamation took place by the end of the Paleozoic (Enkin et al., 1992) or the beginning of the Mesozoic with attendant unroofing of perisutural areas. Under these conditions early Mesozoic continental terrigenous sediments were deposited primarily in thrust-controlled foreland basins (Hendrix et al, 1996). Late Mesozoic geology was dominated by lacustrine sedimentation in the Early Cretaceous (Eberth et al., 1993), with the basins locally developed in association with metamorphic core complexes (Webb et al., 1999). Deposition of alluvial plain and eolian red beds continued in the late Cretaceous. The late Cretaceous also saw the onset of increasingly arid conditions (Jerzykiewicz et al., 1998) in an environment analogous to that of the present-day Central Asian Tarim and Junggar basins (Eberth, 1993) and the Kalahari Desert of Southern Africa.

Property Geology
The Altan property displays typical basin and range style topography. The basin is covered with flat lying Devonian to Cenozoic sediments with topographic highs associated with igneous intrusions of Middle Carboniferous porphyritic granite.

The surficial geology of the Altan property consists of Paleogenic sediments and modern quaternary deposits constituting 60 % of surface exposure. The remaining part of the property is composed of Middle-late Carboniferous Matad granitic complex, Devonian Erdenebayan and Hotol limestone and sandstone formations, and the Tsagaantsav formation; a Cretaceous basalt (see appendix A)

Previous geological studies have delineated two metallogenic belts. The Olziit, and South Mongolian Belts, which are separated by the Trans Mongolian Fault which runs through the center of the property. A portion of the Olziit Metallogenic Belt overlays the northern section of the property and the dominant mineralization associated with this belt includes base metal, precious metal, and gold deposits. A portion of the South Mongolian Metallogenic Belt overlies the southern area of the property. Mineralization found in this belt includes base metal, manganese, and gold-silver mineralization.



EXPLANATION

Tectonic Environments

Archean and Proterozoic Terranes

Cratonal

Early and Middle Paleozoic Terranes

Passive continental margin

Continental margin arc

Island arc

Turbidite basin

Accretionary Wedge

Ophiolite and oceanic crustal rocks

Middle Paleozoic to Cenozoic Overlap Assemblages

cma — Devonian and Carboniferous continental margin arc

sv — Cretaceous and Cenozoic sedimentary and volcanic rocks

s — Cenozoic overlap sedimentary rocks

Symbols

Fault

Contact

Terranes

AL   Altay terrane (Passive continental margin)
BA   Baruunhuuray terrane (Accretionary wedge)
BD   Baidrag terrane (Cratonal)
BG   Bayangol terrane (Continental margin arc)
BH   Bayanhongor terrane ((Accretionary wedge)
BO   Bargyn ovoo terrane (Cratonal)
BN   Buyant terrane (Cratonal)
BR   Baaran terrane (Island arc)
BT   Baatar Hayrhan terrane (Accretionary wedge)
BU   Buteel terrane(Cratonal)
DA   Darhad terrane (Island arc)
DG   Dochgol terrane (Turbidite basin)
ED   Edren terrane (Island arc)
ER   Ereen Davaa terrane (Cratonal)
GA   Govi Altay terrane (Accretionary wedge)
GR   Gargan terrane (Cratonal)
GS   Gurbansaihan terrane(Island arc)
GT   Govi Tien Shan terrane (Island arc)
HA   Harhorin terrane (Accretionary wedge)
HE   Herlen terrane (Island arc)
HG   Hug terrane (Accretionary wedge)
HH   Hangay Hentey terrane (Turbidite basin)
HO   Hovd terrane (Accretionary wedge)
HU   Hutag terrane (Cratonal)
LA   Lake terrane (Island arc)

Figure 3.   Schematic terrain and overlap assemblage map of Mongolia, complied by Badarch and O.Tomurtogoo, 1997.

★ - Altan Property Location.



Figure 4. Paleogeographic Interpretation of Southern Mongolia-Central Asia during the Devonian and the Paleotectonic reconstruction for the Early Devonian displaying the Tuva-Mongol arc (simplified and modified from Sengö and Natal'n 1996).



Figure 5. Olziit Metallogenic belt (Dejidmaa 1999) ★-Altan Property Location.


52
90
44
102
114
RUSSIA
MONGOLIA
CHINA
Nuuryn belt
Tsagaan Olom belt
Khovsgol
Egiingol belt
Bayangol belt
Nuuryn belt
South Mongolian belt
0
500 KM
EXPLANATION
Deposit Types
Podiform Cr
Serpentine-hosted asbestos, talc-carbonate
Gabbroic Cu, Ni-Cu, Ni (PGE, Au)
Gabbroic Ti-Fe
Cyprus type Cu-Zn-Ag (Au)
Ironstone
Phosphorite
Au-sulfide-quartz vein/stockwork associated with disseminated replacement Au
Cu (Au, Ag); Cu-Fe-Au (Ag), Cu skarn
W (sheelite) skarn
Porphyry Cu-Au (Ag); Mo-Cu (Au, Ag)
High sulfide epithermal Au
Gold-(tourmaline)-quartz vein/stockwork, breccia zone/pipe
Tectonic Environments
Island arc
Active continental margin
Passive continental margin containing abundant carbonate rocks

Figure 6. South Mongolian Belt Metallogenic Unit (Dejidmaa 1999). ★ - Altan Property Location).

<u>Summary of Work - 2003</u>

The geological program consisted of prospecting and ground truthing the Matad complex and the Erdenebayan and Hotol formations. The Matad complex is located in the north-east portion of the property whereas the Erdenebayan and Hotol formations are located in the southern part of the property. While on the property the Rio Minerals crew spent one day prospecting and ground truthing. A total of nine ground truth locations (observation sites) were generated; see Appendix B for locations.

The Matad granite complex is middle-late carboniferous in age and is composed of medium to coarse-grained granite which displays a moderate gneissic texture. Field observations confirmed the presences of strong jointing ranging from 347º-360º Az. Associated with jointing is minor epidotization along hairline fractures. The epidotization was observed throughout the entire Matad complex. In the process of prospecting on the Matad complex a basaltic andesite dyke was located. The dyke trends 327ºAz is weakly porphyritic and is composed of 1-2 mm plagioclase phenocrysts and a fine grained gray weakly silicic matrix.

The Erdenebayan and Hotol formations were prospected for potential mineralization. The rock types in these formations are aleurolite, limestone, and quartzite.

The Tsagaantsav formation, cretaceous basalt, and its associated faults is located in the southern part of the property. Due to time restrictions this area was not investigated.

Conclusion and Recommendations

The Altan property has had minor amounts of mineral exploration work undertaken to date. In an effort to assess the economic potential, significant geological work needs to be completed. There are, however encouraging factors for the property to host mineralization.

The property is located on two documented metallogenetic belts, the Olziit & South Mongolian, which are associated with a major fault. The Trans Mongolian Liniment. Typically mineralization is associated with major faults and their associated minor faults.

The Matad and Tassgaantsav igneous intrusives have not been fully investigated and may represent areas of likely mineralization. The scope of the reconnaissance program did not fully address these igneous events and they should be further investigated to determine their economic potential.

Proposed Exploration Plan

Based on the current understanding of the Altan property the following recommendations are put forth:

- Conduct a property wide exploration program consisting of geological mapping, sampling, and prospecting; paying particular attention to the Tsagaantsav formation and Matad complex.

- Carry out air photo interpretation on the property.

Budget For Phase 2

Time Charges:

Travel	2 persons - 4 days	$ 2250.00
Ulaanbaatar to interpret data/plan	2 persons - 1 day	$ 850.00
Field	2 persons - 05 days	$ 4250.00
Mongolian Driver/Interpreter	2 persons - 07 days	$ 560.00
Mongolian Geologist	1 person - 07 days	$ 455.00
Camp Cook	1 person - 07 days	$ 250.00
	Sub total:	$ 8615.00

Expenses:

Visas	2 persons - 1 country	$ 160.00
Accommodation		$ 950.00
Meals		$ 950.00
Supplies and Rentals		$ 650.00
4 x 4 vehicle rental	1 vehicle – 7 days (gas incl.)	$ 550.00
Air tickets	2 persons	$ 3500.00
Satellite phone		$ 500.00
Assays and shipping		$ 1500.00
Report	Report	$ 4500.00
Consumables	Maps, etc.	$ 375.00
	Subtotal:	$13635.00
	Total	$22250.00

Appendix A Altan Property Geology map


Altan
Altan Property
Property Geology
Date 24/11/2003
Office: Vancouver
Scale: As Shown
N

Appendix B Observation Site Locations


Altan
Altan Property
Observation Site Locations
Legend
Claim Boundry
Observation Point
N

Appendix C   Observation Site Descriptions

Observation Sites	Location Descriptions
OBS-28	Granite, well jointed, medium-coarse grained, locally pegmatitic (K-spar, quartz), secondary smoky quartz veins up to 5 cm, week-moderate gneissic texture, strongly jointed @ 65ºAz 90, 120º Az 80SW, rock composition approx. 30% plagioclase., 30% K-spar, 30% quartz, 10% biotite
OBS-29	Granite, medium grained, localized weak to moderate gneissocity, approx. 65% quartz, 40% plagioclase. 5% fine grained biotite, strong jointing @ 347ºAz 78W, 85/90
OBS-30	Granite, medium grained, moderate localized gneissocity, approx. 60% K-spar, 35% quartz, 5% fine grained biotite, trace hairline epidote veinlets, jointing @ 360ºAz 60E, 49ºAz 40 NW, gneissic fabric aligned
OBS-31	Granite, med-coarse grained, strong jointing and moderate gneissic texture, main jointing @ 50º/62NW, approx. 50% quartz, 45% Na plagioclase., 5% biotite with partial alteration to limonite and minor hematite
OBS-32	Granite, coarse grained, equigranular, approx. 40% quartz, 30% Na plagioclase., 25% K-spar, 15% black to greenish (chlorite altered) biotite, euhedral K-spar crystals up to 1.0 cm, rock unit strongly jointed @90ºAz 80S.
OBS-33	Basaltic andesite dike, trending ~ 327ºAz , fine grained, weakly porphyritic, plagioclase phenocryst 1-2 mm, gray, weakly silicic matrix
OBS-34	North terminus of basaltic andesite dike as in OBS-33
OBS-74	Meta-granite with K-spar, minor banding with epidote along fractures
OBS-75	Meta-granite with minor epidote along fractures

OVORKHANGAI AIMAG PROPERTY – SUMMARY DESCRIPTION REPORT

The newly acquired mineral property is located in the Ovorkhangai Aimag of Mongolia, between 46◦ 00' to 46◦ 20' North and 102◦ to 102◦ 28' East. The property is located immediately west of the town of Arvajheer.

Investigations were carried out at the Geological Information Centre in Ulaanbaatar to obtain information pertaining to the geology and mineral potential of the property.

The majority of the property, mainly the western and central portion (approximately 60%), is underlain by Permian age intrusive rocks (diorite, granodiorite, granite). The remainder of the property (approximately 40%), mainly the eastern and southeast portion is underlain by marine continental and continental sedimentary rocks. The southeast portion is mainly Upper Devonian to Lower Carboniferous marine rocks consisting of variable cherty schist, jasper, carboniferous – carbon argillaceous schist, argillite and sandstone. North and northeasterly portions of the property contain younger marine continental sediments (Lower Permian, Lower-M-iddle Jurassic).

Government geological reports were examined to provide geological information.
Report numbers 3912 and 4098 which were produced at a 1: 50,000 scale, provided the most pertinent information for the area.

All geological maps pertaining to the area were examined closely as to mineral occurrences. The focus of the investigation was to gather data pertaining to base metal and precious metal potential. There are several geochemically anomalous areas outlined on the geological maps which are mainly anomalous in tungsten.

Several gold location sites are shown on the geological map for report 3912, but were not referenced in the accompanying text for the report. There is however, one gold showing referenced on the Mineral Occurrence map for Mongolia. This is showing #334, occurring in the northwest corner of the property and is described as a granitoid related gold occurrence.

Several placer gold occurrences are found just off the northeast corner of the property. Another placer gold occurrence is found at the southwest corner of the property, and is referred to as occurrence # 343.

The base metal potential for the property is unknown at this point as there are no known occurrences for copper, silver, lead, or zinc. Although numerous samples have been taken during previous surveys, no values approaching economic grade have been obtained.

At the southeast corner of the property are found a grouping of tungsten veins which have seen detailed exploration in the past consisting of trenching and diamond drilling. This property is referenced as #349.

Proposed Exploration Plan
A field investigation of the undocumented gold occurrence at the northwest corner of the property, the placer areas at the northeast and southwest corners of the property, and examination of the tungsten vein area located in the southeast portions of the property are recommended.

Government Regulation
Exploration activities are subject to various national, state and local laws and regulations in Mongolia, which govern prospecting, development, mining, production, exports, taxes, labor standards, occupational health, waste disposal, protection of the environment, mine safety, hazardous substances and other matters. We believe that we are in compliance in all material respects with applicable mining, health, safety and environmental statutes and the regulations passed thereunder in Mongolia.

Environmental Regulation
Our exploration activities are subject to various federal, state and local laws and regulations governing protection of the environment. These laws are continually changing and, as a general matter, however are unrestricted in Mongolia. Our policy is to conduct business in a way that safeguards public health and the environment. We believe that our exploration activities are conducted in material compliance with applicable laws and regulations.

Changes to current local, state or federal laws and regulations in the jurisdictions where we operate could require additional capital expenditures and increased operating and/or reclamation costs. Although we are unable to predict what additional legislation, if any, might be proposed or enacted, additional regulatory requirements could render certain exploration activities uneconomic.

Competition
We compete with other exploration companies searching for minerals and other precious metals properties. There is competition for the limited number of mineral opportunities, some of which is with other companies having substantially greater financial resources than we do. As a result, we may have difficulty acquiring attractive exploration properties.

We believe no single company has sufficient market power to affect the price or supply of minerals or other precious metals in the world market.

Employees
We intend to continue to use the services of consultants for exploration work on our properties. Greg Thomson, one of our directors, is a geological consultant for our company. We have no employees at this time.

MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION OF ORGANIZATION SINCE INCEPTION TO DECEMBER 31, 2003

This section of the prospectus includes a number of forward-looking statements that reflect our current views with respect to future events and financial performance. Forward-looking statements are often identified by words like: believe, expect, estimate, anticipate, intend, project and similar expressions, or words which, by their nature, refer to future events. You should not place undue certainty on these forward-looking statements, which apply only as of the date of this prospectus. These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from historical results or our predictions.

We are a start-up, pre-exploration stage corporation and have not yet generated or realized any revenue from our exploration activities.

Our auditors have issued a going concern opinion. This means that our auditors believe there is substantial doubt that we can continue as an on-going business for the next twelve months unless we obtain additional capital to pay our bills. This is because we have not generated any revenue and no revenue are anticipated until we begin removing and selling minerals. Accordingly, we must raise cash from sources other than the sale of minerals found on the property. That cash must be raised from other sources. Our only other source for cash at this time are investments by others in Mongolian Explorations Ltd. We must raise cash to implement our project and stay in business.

To meet our need for cash we are attempting to raise money from this offering. Whatever money we do raise will be used as set forth in the Use of Proceeds section of this prospectus. If we find mineralized material and it is economically feasible to remove the mineralized material, we will attempt to raise additional money through a subsequent private placement, public offering or through loans. If we do not raise all of the money we need from this offering to complete our exploration of the property, we will be required to find alternative sources, like a second public offering, a private placement of securities, or loans from our officers or others. We have discussed this matter with our officers and directors, however, our officers and directors are unwilling to make any commitments to loan us any additional money at this time. At the present time, we have not made any arrangements to raise additional cash, other than through this offering. If we need additional cash and cannot raise it we will either be required to suspend exploration activities until we do raise the cash, or cease exploration activity entirely. If we raise the maximum amount from this offering, we believe the money will last a year and allow us to operate for a period of at least twelve months. Accordingly, we believe we will not be required to raise additional capital during the next twelve months. Other than as described in this paragraph, we have no other financing plans.

Our exploration program is explained in as much detail as possible in the business section of this prospectus. We are not going to buy or sell any plant or significant equipment during the next twelve months. We will not buy any equipment until we have located a body of ore and we have determined it is economical to extract the ore from the land.

We may attempt to interest other companies to undertake exploration work on the property. We do not intend to try to develop the reserves ourselves.

If we are unable to complete any phase of exploration because we do not have sufficient money, we will cease exploration activities until we raise more money or try to find a joint venture partner to complete the exploration work. If we cannot find a joint venture partner and do not raise more money, we will cease exploration activities. If we cease exploration activities, we will seek other mining opportunities.

We do not intend to hire any employees at this time. All of the work on the property will be conducted by unaffiliated independent contractors that we will hire. The independent contractors will be responsible for surveying, geology, engineering, exploration, and excavation. The geologists will evaluate the information derived from the exploration and excavation and the engineers will advise us on the economic feasibility of removing the mineralized material.

Limited Operating History; Need for Additional Capital
There is no historical financial information about us upon which to base an evaluation of our performance as an exploration corporation. We are a pre-exploration stage corporation and have not generated any revenue from our exploration activities. Further, we did not generate any revenue in 2003 while we were engaged in the business of revenue streaming. We cannot guarantee we will be successful in our exploration activities. Our business is subject to risks inherent in the establishment of a new business enterprise, including limited capital resources, possible delays in the exploration of our properties, and possible cost overruns due to price and cost increases in services.

To become profitable and competitive, we conduct into the research and exploration of our properties before we start production of any minerals we may find. We are seeking equity financing to provide for the capital required to implement our research and exploration phases.

We have no assurance that future financing will be available to us on acceptable terms. If financing is not available on satisfactory terms, we may be unable to continue, develop or expand our exploration activities. Equity financing could result in additional dilution to existing shareholders.

Other than as described herein, we have no other financing plans.

Critical Accounting Policies
Our discussion and analysis of its financial condition and results of operations, including the discussion on liquidity and capital resources, are based upon our financial statements, which

have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, management re-evaluates its estimates and judgments.

The going concern basis of presentation assumes we will continue in operation throughout the next fiscal year and into the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business. Certain conditions, discussed below, currently exist which raise substantial doubt upon the validity of this assumption. The financial statements do not include any adjustments that might result from the outcome of the uncertainty.

Our future exploration activities are dependent upon our ability to obtain third party financing in the form of debt and equity and ultimately to generate future profitable exploration activity or income from its investments. As of December 31, 2003, we have not generated any revenue, and have experienced negative cash flow from exploration activities. We may look to secure additional funds through future debt or equity financings. Such financings may not be available or may not be available on reasonable terms.

Overview
Our financial statements contained herein have been prepared on a going concern basis, which assumes that we will be able to realize our assets and discharge our obligations in the normal course of business. We incurred net losses for the period ended December 31, 2003, and for the period from the inception of our mining exploration business as of August 25, 2003 to December 31, 2003 of ($127,977), and ($127,977), respectively.

We did not earn any revenue during the 2003 fiscal year. Our auditors' report on our 2003 financial statements contained an explanatory paragraph stating that due to recurring losses and negative cash flow substantial doubt exists as to our ability to continue as a going concern.

During the period ended December 31, 2003, we executed shareholder loans totaling approximately $157,410. There can be no assurances that additional equity or other financing will be available, or available on terms acceptable to us.

Our financial statements included in this annual report have been prepared without any adjustments that would be necessary if we become unable to continue as a going concern and are therefore required to realize upon our assets and discharge our liabilities in other than the normal course of exploration activities.

Results of Operations
Cash Balances{tc \l1 "Cash Balances}
The company maintains its major cash balances at one financial institution, Bank of Montreal, located at First Bank Tower 595 Burrard Street, Vancouver, British Columbia, Canada. The balances are insured up to Cdn$60,000 per account by the Canada Deposit Insurance Corporation. At December 31, 2003, there were no uninsured cash balances.

Fiscal 2003 (Ended December 31, 2003)
Operating expenses from inception to period ended December 31, 2003, totaled $127,977 and the company experienced a net loss of ($127,977) against no revenue. The major expenses

during this period were professional fees of $7,000, exploration costs of $99,291, travel and lodging expenses of $13,082, and consulting fees of $8,000. The company did not incur any expenses for wages, rent, and telephone.

The earnings per share (fully diluted – weighted average) was a net loss of $0.044 from inception to period ended December 31, 2003.

Liquidity and Capital Resources
Historically, the company has financed its cash flow and operations from the sale of stock and notes payable to shareholders. The company's total cash and cash equivalent position as at December 31, 2003 was $75,989.

From inception to period ended December 31, 2003, net cash used in operating activities, consisting mostly of loss from operations, was ($84,121).

Net cash provided by financing activity, resulting from advances from shareholders, of $160,110 from inception to period ended December 31, 2003.

Working capital deficiency as of December 31, 2003 was ($92,777).

Current Capital Resources and Liquidity
Our capital resources have been limited. We currently do not, and will not, generate revenue for exploration activities, and to date have relied on the sale of equity and related party loans for cash required for our exploration activities. The company has no external sources of liquidity in the form of credit lines from banks. No investment banking agreements are in place and there is no guarantee that the company will be able to raise capital in the future should that become necessary.

Plan of Operation

We plan to proceed with the exploration of the Altan and Ovorkhangai mineral licenses to determine whether there are economic and commercially exploitable reserves of gold and or base metals on the Altan and Ovorkhangai mineral licenses. We have decided to proceed with phase one of the exploration programs on both licenses. We anticipate that phase one of the geological exploration programs on each property license will cumulatively cost approximately $20,000 ($10,000 for the Altan property by December 31, 2003, of which $8356 has already been spent - See Exhibit 10.1; and $10,000 for the Ovorkhangai property to be completed by February 28, 2004 – See Exhibit 10.2). We have $75,989 in cash reserves as at December 31, 2003. Accordingly, we are able to proceed with phase one of both exploration programs without additional financing. Completion of these exploration expenditures will require further capital to enable us to meet the exploration expenditure requirement under the option agreement for the period through December 31, 2006.

We will assess whether to proceed to phase two of the exploration programs upon completion of an assessment of the results of phase one from each property's geological exploration program. We will require additional funding in the event that we decide to proceed with phase two of the exploration program. The anticipated cost of the phase two exploration program is $60,000 ($25,000 for Altan and $35,000 for Ovorkhangai) which is not in excess of our projected cash reserves remaining upon completion of phase one of the exploration program. We anticipate that additional funding will be in the form of equity financing from the sale of our common stock. However, we cannot provide investors with any assurance that we will be able to raise sufficient funding from the sale of our common stock to fund future phases of the exploration programs. We do not have any arrangements in place for any future equity financing.

We believe our cash reserves are sufficient to meet our obligations for the next twelve month period and to pay for the legal and accounting expenses of complying with our obligations as a reporting issuer under the Securities Exchange Act of 1934. These expenses will be in addition to the cost of completing phase one of the exploration programs.

If we do not complete the cash payments or the exploration expenditures required under the option agreements, then our options will terminate and we will lose all rights and interests in the mineral claims. If we do not secure additional financing we may consider bringing in a joint venture partner to provide the required funding. We have not however, undertaken any efforts to locate a joint venture partner. In addition, we cannot provide investors with any assurance that we will be able to locate a joint venture partner who will assist in funding the exploration of the mineral claims. We may also pursue acquiring interests in alternate mineral properties in the future. (See "Management Discussion and Analysis or Plan of Operation")

DESCRIPTION OF PROPERTY

We have options to acquire 100% interests in the Altan and Ovorkhangai property licenses, as described in detail in Item "Description of Business". We do not own or lease any property other than our options to acquire interests in the Altan and the Ovorkhangai Property Licenses.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

There have been no transactions, or proposed transactions, which have materially affected or will materially affect us in which any director, executive officer or beneficial holder of more than 10% of the outstanding common stock, or any of their respective relatives, spouses, associates or affiliates has had or will have any direct or material indirect interest, except as follows:

As of the date of this prospectus there are no other directors, officers, key personnel or principal stockholders related by blood or marriage, except for Mr. Timursukh Oidov whose niece is Ms. Khulan Choilon (both reside at separate addresses).

None of the related parties are acting as a partnership, syndicate or other group for the purpose of acquiring, holding or disposing of the securities of the company.

The company has, however notes payable to several shareholders in the following manner:

Shareholder	Loan Amount
Ivan Bebek	$100,000
Khulan Choilon	55,760
Timursukh Oidov	1,650
TOTAL	$157,410

The loans do not bear interest and without fix terms of repayment. These shareholders will accept repayments from the Company when money is available and/or conversion of debt for shares of common stock of the Company.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

This is our initial public offering so there is currently no public trading market for our common stock. We hope to have a market maker attempt to have our common stock prices listed on the bulletin board maintained by the National Association of Securities Dealers. To be eligible to have our common stock quoted on the bulletin board, we will be required to file with the Securities and Exchange Commission periodic reports required by the Securities Exchange Act of 1934 and thus be a "reporting" company, a step we will accomplish upon the effective date of this registration statement.

None of our common stock is subject to outstanding options or rights to purchase nor do we have any securities that are convertible into our common stock. We have not agreed to register any of our stock for anyone nor do we presently have in effect employee stock options or benefit plans that would involve the issuing of additional shares of our common stock. As of the date of this prospectus there were 3,350,000 shares issued and outstanding. All of these shares were issued in a private transaction without registration under the act and are therefore restricted securities.

We have never paid dividends and do not expect to declare any in the foreseeable future. Instead, we expect to retain all earnings for our growth. Although we have no specific limitations on our ability to pay dividends, investors should not purchase shares in this offering if their intent is to receive dividends.

EXECUTIVE COMPENSATION

Compensation was paid to our executive officers and directors as follows:

(a)	(b)	Annual Compensation			Long Term Compensation			(i)
					Awards		Payouts	
		(c)	(d)	(e)	(f)	(g)	(h)	
Name and Principal Position	Year	Salary	Bonus	Other Annual Compensation	Restricted Stock Award(s)	Securities Underlying Options / SARs	LTIP Payouts	All Other Compensation
		($)	($)	($)	($)	(#)	($)	($)
Ivan Bebek President , Secretary, Treasurer and Director	2003	nil	nil	nil	Nil	nil	nil	nil
Greg Thomson Director	2003	$500/mth	nil	nil	Nil	nil	nil	nil

None of our executive officers have received annual salary and bonus in excess of $100,000. There were no grants of stock options during the fiscal year ended December 31, 2003.

As at December 31, 2003, we have no outstanding stock options.

We have no formal plan for compensating our directors for their service in their capacity as directors and such directors have not received future options to purchase common shares as awarded by the Board of Directors or (as to future options) a Compensation Committee which may be established. Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of the Board of Directors. The Board of Directors may award special remuneration to any director undertaking any special services on our behalf, other than services ordinarily required of a director. Other than as indicated below, no director received and/or accrued any compensation for his services as a director, including committee participation and/or special assignments.

There are no management agreements with any of our directors or executive officers, other than those referred to herein.

Other than as discussed above, we have no plans or arrangements in respect of remuneration received or that may be received by our executive officers to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control, where the value of such compensation exceeds $60,000 per executive officer.

There are no arrangements or plans in which we provide pension, retirement or similar benefits for directors or executive officers. Other than the management agreements and advisory agreements discussed herein, we have no material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to our directors or executive officers, except that stock options may be granted at the discretion of the Board of Directors or a committee thereof.

Long-Term Incentive Plan – Awards in Most Recently Completed Fiscal Year
We have no long-term incentive plans in place and therefore there were no awards made under any long-term incentive plan to any executive officers during our most recently completed fiscal year. A "Long-Term Incentive Plan" is a plan under which awards are made based on performance over a period of longer than one fiscal year, other than a plan for options, SARs (Stock Appreciation Rights) or restricted share compensation.

Aggregated Options and Stock Appreciation Rights Exercised During The Most Recently Completed Fiscal Year and Fiscal Year End Option/SAR Values
No incentive stock options or stock appreciation rights were exercised during the last fiscal year by any of our named executive officers. No stock appreciation rights were held by any of our named executive officers as at the end of our most recently completed fiscal year.

Compensation of Directors
As previously noted, we have no standard arrangement to compensate directors for their services in their capacity as directors except for the granting from time to time of incentive stock options. During the last fiscal year, we did not grant any stock options to our directors.

Compensation Committee Interlocks and Insider Participation
We have no committee that performs the function of a compensation committee. None of our officers or directors serve on a committee making compensation decisions of any other entity. Directors generally participate in compensation-related matters.

Indemnification

Under our Articles of Incorporation and Bylaws of the corporation, we may indemnify an officer or director who is made a party to any proceeding, including a lawsuit, because of his position, if he acted in good faith and in a manner he reasonably believed to be in our best interest. We may advance expenses incurred in defending a proceeding. To the extent that the officer or director is successful on the merits in a proceeding as to which he is to be indemnified, we must indemnify him against all expenses incurred, including attorney's fees. With respect to a derivative action, indemnity may be made only for expenses actually and reasonably incurred in defending the proceeding, and if the officer or director is judged liable, only by a court order. The indemnification is intended to be to the fullest extent permitted by the laws of the State of Nevada.

Regarding indemnification for liabilities arising under the Securities Act of 1933, which may be permitted to directors or officers under Nevada law, we are informed that, in the opinion of the Securities and Exchange Commission, indemnification is against public policy, as expressed in the Act and is, therefore, unenforceable.

FINANCIAL STATEMENTS

Index to Financial Statements:

1. Auditors' Report dated January 5, 2004

2. Audited Financial Statements for the period from August 25, 2003 to December 31, 2003, Including:
    a. Balance Sheet as at December 31, 2003
    b. Statement of Operations from August 25, 2003 to December 31, 2003
    c. Statement of Cash Flows from August 25, 2003 to December 31, 2003
    d. Statement of Stockholders Deficiency from August 25, 2003 to December 31, 2003
    e. Notes to the Financial Statements as at December 31, 2003;

MONGOLIAN EXPLORATIONS LTD.

(A Pre-exploration Stage Company)

REPORT AND FINANCIAL STATEMENTS

December 31, 2003

(Stated in US Dollars)

INDEPENDENT AUDITOR'S REPORT

To the Stockholders,
Mongolian Explorations Ltd.

We have audited the accompanying balance sheet of Mongolian Explorations Ltd. (A Pre-exploration Stage Company) as of December 31, 2003 and the statement of operations, stockholders' deficiency and cash flows for the period from August 25, 2003 (Date of Incorporation) to December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, these financial statements referred to above present fairly, in all material respects, the financial position of Mongolian Explorations Ltd. as at December 31, 2003 and the results of its operations and its cash flows for the period from August 25, 2003 (Date of Incorporation) to December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements referred to above have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company is in the pre-exploration stage, and has no established source of revenue and is dependent on its ability to raise capital from shareholders or other sources to sustain operations. These factors, along with other matters as set forth in Note 1, raise substantial doubt that the Company will be able to continue as a going concern. Management plans in regard to their planned financing and other matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Vancouver, Canada   /s/ Amisano Hanson
January 15, 2004   CHARTERED ACCOUNTANTS and
                                               CERTIFIED PUBLIC ACCOUNTANT (NEVADA)

MONGOLIAN EXPLORATIONS LTD.
(A Pre-exploration Stage Company)
BALANCE SHEET
December 31, 2003
(<u>Stated in US Dollars</u>)

ASSETS

Current
  Cash

$ 75,989

LIABILITIES

Current
  Accounts payable and accrued liabilities

$ 11,356

  Promissory notes payable – Notes 3 and 4

157,410

168,766

STOCKHOLDERS' DEFICIENCY

Capital stock
  Authorized:
  25,000,000 common shares with par value of $0.001
  Issued:
   3,350,000 common shares

3,350

Additional paid-in capital

31,850

Deficit accumulated during the pre-exploration stage

(127,977)

(92,777)

$ 75,989

Nature and Continuance of Operations – Note 1
Commitments – Note 5
Subsequent Event – Note 8

SEE ACCOMPANYING NOTES

MONGOLIAN EXPLORATIONS LTD.
(A Pre-exploration Stage Company)
STATEMENT OF OPERATIONS
for the period from August 25, 2003 (Date of Incorporation) to December 31, 2003
(Stated in US Dollars)

Expenses		
Audit and accounting	$	3,000
Bank charges		166
Consulting fees – Note 4		8,000
Legal fees		4,000
Mineral property costs – Note 5		99,291
Office and miscellaneous		438
Travel		13,082
Net loss for the period	$ (	127,977)
Basic loss per share	$ (	0.04)
Weighted average number of common shares outstanding		2,862,500

SEE ACCOMPANYING NOTES

MONGOLIAN EXPLORATIONS LTD.
(A Pre-exploration Stage Company)
STATEMENT OF CASH FLOWS
for the period from August 25, 2003 (Date of Incorporation) to December 31, 2003
<u>(Stated in US Dollars)</u>

Operating Activities	
Net loss for the period	$ (127,977)
Adjustment for non-cash items:	
Capital stock issued for mineral property costs	32,500
Change in non-cash working capital balance related to operations	
Accounts payable and accrued liabilities	11,356
	(84,121)
Financing Activities	
Capital stock issued	2,700
Promissory notes	157,410
	160,110
Increase in cash during the period	75,989
Cash, beginning of period	-
Cash, end of period	$ 75,989
Supplemental disclosure of cash flow information:	
Cash paid for:	
Interest	$ -
Income taxes	$ -

SEE ACCOMPANYING NOTES

MONGOLIAN EXPLORATIONS LTD.
(A Pre-exploration Stage Company)
STATEMENT OF STOCKHOLDERS' DEFICIENCY
for the period from August 25, 2003 (Date of Incorporation) to December 31, 2003
(Stated in US Dollars)

| | Common Stock | | Additional Paid-in | Deficit Accumulated During the Pre-exploration | |
	Shares	Par Value	Capital	Stage	Total
Common stock issued for cash – at $0.001	2,700,000	$ 2,700	$ -	$ -	$ 2,700
Common stock issued for mineral property costs–at $0.05	650,000	650	31,850	-	32,500
Net loss for the period	-	-	-	(127,977)	(127,977)
Balance, December 31, 2003	3,350,000	$ 3,350	$ 31,850	$ (127,977)	$ (92,777)

SEE ACCOMPANYING NOTES

MONGOLIAN EXPLORATIONS LTD.
(A Pre-exploration Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2003
(Stated in US Dollars)

Note 1   Nature and Continuance of Operations

The Company was incorporated in the State of Nevada, United States of America on August 25, 2003.

The Company is in the pre-exploration stage. The Company has entered into a mineral license option agreement to explore and mine two properties in Mongolia and has not yet determined whether the properties contain reserves that are economically recoverable. The recoverability of amounts from the properties will be dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the underlying property, the ability of the Company to obtain necessary financing to satisfy the expenditure requirements under the property agreement and to complete the development of the property and upon future profitable production or proceeds for the sale thereof. The outcome of these matters cannot be predicted with any certainty at this time.

These financial statements have been prepared on a going concern basis. The Company has accumulated a deficit of $127,977 since inception and has a working capital deficiency of $92,777 as at December 31, 2003. Its ability to continue as a going concern is dependent upon the ability of the Company to generate profitable operations in the future and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due.

The Company has obtained financing by loans from its shareholders; however, there is no guarantee that additional funds from its shareholders will be received in the future. The Company may also solicit loans from other non-affiliated individuals; however, there is no assurance that such loans can be negotiated or that such financing will be available on terms favourable to the Company. The Company may also obtain additional financing by the sale of its common stock; however, the Company is not publicly listed nor is its stock currently quoted or traded but there currently are plans for the sale of common stock. There can be no assurance that such additional funding will be available on acceptable terms, if at all.

Note 2   Significant Accounting Policies

The financial statements of the Company have been prepared in accordance with generally accepted accounting principles in the United States of America. Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates which have been made using careful judgment. Actual results may vary from these estimates.

Mongolian Explorations Ltd.
(A Pre-exploration Stage Company)
Notes to the Financial Statements
December 31, 2003
(Stated in US Dollars) – Page 2

Note 2   Significant Accounting Policies – (cont'd)

The financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

(a) Pre-Exploration Stage Company

The Company complies with Financial Accounting Standard Board Statement No. 7 and The Securities and Exchange Commission Act Guide 7 for its characterization of the Company as pre-exploration stage.

(b) Mineral Properties

Costs of license acquisition, exploration, carrying and retaining unproven mineral lease properties are expensed as incurred.

(c) Environmental Costs

Environmental expenditures that relate to current operations are expensed or capitalized as appropriate. Expenditures that relate to an existing condition caused by past operations and which do not contribute to current or future revenue generation, are expensed. Liabilities are recorded when environmental assessments and/or remedial efforts are probable, and the cost can be reasonably estimated. Generally, the timing of these accruals coincide with the earlier of completion of a feasibility study or the Company's commitments to plan of action based on the then known facts.

(d) Income Taxes

The Company uses the asset and liability method of accounting for incomes taxes pursuant to Statement of Financial Accounting Standards ("FAS"), No 109 " Accounting for Income Taxes". Under the assets and liability method of FAS 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

(e) Basic Loss per Share

The Company reports basic loss per share in accordance with the FAS No. 128, "Earnings per Share". Basic loss per share is computed using the weighted average number of shares outstanding during the period.

Mongolian Explorations Ltd.
(A Pre-exploration Stage Company)
Notes to the Financial Statements
December 31, 2003
(Stated in US Dollars) – Page 3

Note 2   Significant Accounting Policies – (cont'd)

(f) Foreign Currency Translation
The functional currency of the Company is the United States dollar. Monetary assets and liabilities denominated in currencies other than the U.S. dollar are translated into U.S. dollars at the fiscal year-end rate of exchange. Non-monetary assets and liabilities denoted in other currencies are translated at historic rates and revenues and expenses are translated at average exchange rates prevailing during the month of the transaction.

(g) Financial instruments

The carrying value of cash, accounts payable and promissory notes payable approximates fair value because of the short maturity of these instruments. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial statements.

(h) New Accounting Standards

Management does not believe that any recently issued, but not yet effective accounting standards if currently adopted could have a material effect on the accompanying financial statements.

Note 3   Promissory Notes Payable

Promissory notes payable are unsecured, non-interest bearing, are due on demand and are payable to shareholders of the Company.

Note 4   Related Party Transactions – Note 3

During the period ended December 31, 2003, the Company paid consulting fees of $8,000 to a shareholder of the Company. These fees were paid pursuant to an agreement dated September 1, 2003 and which require additional payments for consulting services of $750 per month until August 31, 2004.

Included in promissory notes payable is $100,000 owed to a director of the Company.

Mongolian Explorations Ltd.
(A Pre-exploration Stage Company)
Notes to the Financial Statements
December 31, 2003
(Stated in US Dollars) – Page 4

Note 5   Commitments – Note 4

a) Option Agreements

By option agreements dated September 1, 2003 (Undurshil Aimag property) and November 25, 2003 (Ovorkhangai Aimag property), the Company was granted the exclusive options to acquire up to 100% interest in two mineral licenses located in Mongolia.

The options shall be exercised by the Company by the payment of $20,000, the issuance of a total of 650,000 common shares of the Company and exploration expenditures of not less than $35,000 resulting in two geological reports, all of which were paid during the period ended December 31, 2003. In addition, the Company must incur further exploration expenditures on each property as follows:

(i) Undurshil Aimag

Total exploration costs of $185,000, which are required to be incurred as follows:

1) $10,000 before December 31, 2003

2) a further $25.000 on or before December 31, 2004

3) a further $50,000 on or before December 31, 2005

4) a further $100,000 on or before December 31, 2006

(ii) Ovorkhangai Aimag

Total exploration expenditures of $300,000 which are required to be incurred as follows:

1) $10,000 on or before February 28, 2004

2) an additional $35,000 on or before February 28, 2005

3) an additional $75.000 on or before December 31, 2005

4) An additional $180,000 on or before December 31, 2006

The properties are subject to the payment of a 1.5% Net Smelter Return royalty.

(b) Consulting Fee

The Company has agreed to pay a consulting fee of $500 per month to a director of the Company for the period in which he remains a director.

Mongolian Explorations Ltd.
(A Pre-exploration Stage Company)
Notes to the Financial Statements
December 31, 2003
(Stated in US Dollars) – Page 5

Note 6   Deferred Tax Assets

The following table summarizes the significant components of the Company's deferred tax assets:

Deferred tax Assets		
Non-capital loss carryforward	$	31,991
Less: valuation allowance		(31,991)
	$	-

The amount taken into income as deferred tax assets must reflect that portion of the income tax loss carryforwards that is likely to be realized from future operations. The Company has chosen to provide an allowance of 100% against all available income tax loss carryforwards regardless of their expiry

Note 7   Income Taxes

No provision for income taxes has been provided for in these financial statements due to the net loss. At December 31, 2003, the Company has a net operating loss carryforward which expires commencing in 2023, totaling approximately $127,000, the benefit of which has not been recorded in the financial statements.

Note 8   Subsequent Event

The Company has prepared a Form SB-2 for filing with the U.S. Securities and Exchange Commission ("SEC") for purposes of a public offering of up to 6,000,000 shares of its common stock at $0.05 per share as well as 3,350,000 shares of its common stock at $0.05 per share for the benefit of selling shareholders. As at December 31, 2003, the form SB-2 had not yet been filed with the SEC.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

We have had no changes in or disagreements with our accountants.

LEGAL MATTERS

Lori Ann Y. Fujioka, Attorney at Law, Trimble Tate Nulan Evans & Holden, P.C., 1660 Lincoln Street, Suite 2750, Denver, Colorado 80264, telephone (303) 839-1572 has acted as our legal counsel.

PART II

Information Not Required In The Prospectus

Item 24. Indemnification Of Directors And Officers

The only statute, charter provision, bylaw, contract, or other arrangement under which any controlling person, director or officer of the Registrant is insured or indemnified in any manner against any liability which he may incur in his capacity as such, is as follows:

1. Section IX of the Bylaws of the company, filed as Exhibit 3.2 to the Registration Statement.

2. Nevada Statutes 78.7502.

The general effect of the foregoing is to indemnify a control person, officer or director from liability, thereby making the company responsible for any expenses or damages incurred by such control person, officer or director in any action brought against them based on their conduct in such capacity, provided they did not engage in fraud or criminal activity.

Item 25. Other Expenses Of Issuance And Distribution

The estimated expenses of this offering (assuming all shares are sold), all of which are to be paid by the registrant, are as follows (cash basis):

	Sept/1/03 to Dec/31/03	**Fiscal Year Dec/31/04**	**TOTAL**
Blue Sky Fees / Expenses			
SEC Registration Fee	-	127	$127
Printing Expenses	-	1,000	1,000
Filing and Transfer Agent Fees	166	3,000	3,166
Legal and Accounting	7,000	25,000	32,000
Expenses for Issuance and Distribution for this Offering	7,166	29,127	36,293
Administration Expenses	21,520	15,396	36,916
Exploration Expenses – Cash	66,791	10,000	76,791
	95,477	54,523	150,000
Shares Issued for Option Agreements	32,500	-	32,500
	$127,977	$54,523	$182,500

Item 26. Recent Sales Of Unregistered Securities

During the past year, the Registrant has sold the following securities which were not registered under the Securities Act of 1933, as amended.

A.   As at December 31, 2003

Name and Address	Securities	Consideration
Ivan Bebek (1) Canadian Resident	2,000,000	$2,000
Timursukh Oidov (1) Mongolian Resident	350,000	350
Khulan Choilon (1) Mongolian Resident	350,000	350
Ton Fei Fred Tham & Assoc (1) Mr. Tham is Canadian Resident others are not (there are no United States Citizens or Residents)	650,000	32,500

[1]   We issued the foregoing restricted shares of common stock to non-US persons under Reg. S of the Securities Act of 1993. Each Reg. S transaction was with a non-US resident.

Item 27. Exhibits

The following Exhibits are filed as part of this Registration Statement, pursuant to Item 601 of Regulation S-B. All Exhibits have been previously filed unless otherwise noted.

Exhibits   Document Description

3.1   Articles of Incorporation

3.2   Bylaws

10.1   Letter Agreement (Undurshil Aimag "Altan" Option Agreement) between the Company and Ton Fei Fred Tham & Associates, Dated September 1, 2003

10.2   Letter Agreement (Ovorkhangai Aimag Option Agreement) between the Company and Ton Fei Fred Tham & Associates, Dated November 25, 2003

10.3   Management Agreement between the Company and Timursukh Oidov

23.1   Consent of Amisano Hanson as Auditor

23.2   Consent of Derrick Strickland, Geological Expert

23.3   Consent of Lori Ann Y. Fujioka, Esq.

99.1   Undurshil Aimag (Altan) Property – Geologist Exploration Report

99.2   Ovorkhangai Aimag Property – Summary Description Report

99.3   Glossary

Item 28. Undertakings

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.   The undersigned registrant hereby undertakes:

1. To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

   - To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

   - To reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information set forth in this registration statement; provided that any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in the volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

   - To include any material information with respect to the plan of distribution.

2. That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3. To remove from registration by means of a post-effective amendment any of the securities being registered hereby which remain unsold at the termination of the offering.

SIGNATURES

In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing of this Form SB-2 Registration Statement and authorized this registration statement to be signed on its behalf by the undersigned, in the City of Vancouver, British Columbia, Canada on this 6th day of February, 2004.

MONGOLIAN EXPLORATIONS LTD.

By: /s/ Ivan Bebek

_____

Ivan Bebek, President, Principal Executive Officer, Secretary/Treasurer

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENT, that each person whose signature appears below constitutes and appoints Ivan Bebek, as the true and lawful attorney-in-fact and agent, with full power of substitution and re-substitution, for his and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to file the same with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, and to make any and all state securities law or blue sky filings, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or any one of them, or any substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

In accordance with the requirements of the Securities Act of 1933, this Form SB-2 Registration Statement was signed by the following persons in the capacities and on the dates stated.

SIGNATURE	CAPACITY IN WHICH SIGNED	DATE
/s/ Ivan Bebek _____ Ivan Bebek	President, Secretary and Treasurer Director	February 6, 2004
/s/ Greg Thomson _____ Greg Thomson	Director	February 6, 2004